82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030515

REGISTRANT'S NAME Schwartz Pharma AG

*CURRENT ADDRESS Alfred-Nobel Strasse 10
40789 Monheim am Rhein
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 4406 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

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DATE : 2/28/02

SCHWARZ
PHARMA

Interim Report 2000

Income Statement

SCHWARZ PHARMA AG and Subsidiaries

(DM million)	Jan.-June 1999	**Jan.-June 2000**	Change in %
Net sales	695.2	**715.5**	+ 2.9%
Cost of goods sold	258.3	**295.7**	+ 14.5%
Gross pofit	436.9	**419.8**	– 3.9%
Selling, general and administrative expense	279.0	**283.4**	+ 1.6%
Research and development expense	49.6	**69.6**	+ 40.3%
Amortization of intangible assets	44.9	**36.7**	– 18.3%
Other operating income (expense) - net	2.5	**8.9**	
Operating result	65.9	**39.0**	– 40.8%
Financial result	(6.3)	**19.8**	
Non-operating income (expense) - net	189.2	**(1.1)**	
Income before income taxes and minority interest	248.8	**57.7**	– 76.8%
Taxes on income	121.9	**18.9**	– 84.5%
Minority interest	(0.6)	**(0.1)**	
Net income	127.5	**38.9**	– 69.5%
Basic earnings per share (DM)	5.66	**1.77**	

Statement of Cash Flows

Cash Flow from Operating Activities	84.5	**95.3**	+ 12.8%
Cash Flow from Investing Activities	92.6	**(27.8)**	- 130.0%
Cash Flow from Financing Activities	(77.7)	**(82.0)**	+ 5.5%
Effects of exchange rates	0.2	**1.2**	
Change in cash and cash equivalents	99.6	**(13.3)**	- 113.4%
Cash and cash equivalents at beginning of period	51.9	**69.6**	+ 34.1%
Cash and cash equivalents at end of period	151.5	**56.3**	- 62.8%

Balance Sheet

(DM million)	Dec. 31 1999	**June 30 2000**	Change in %
Current Assets			
Cash and cash equivalents	69.6	**56.3**	- 19.1%
Accounts receivables, less allowence	201.7	**212.1**	+ 5.2%
Inventories	244.8	**210.2**	- 14.1%
Other current assets	64.6	**62.6**	- 3.1%
Total current assets	580.7	**541.2**	- 6.8%
Property, plant and equipment	322.5	**336.8**	+ 4.4%
Goodwill and other intangible assets	663.4	**646.1**	- 2.6%
Long-term investments and other assets	129.1	**124.5**	- 3.6%
ASSETS	1,695.7	**1,648.6**	- 2.8%
Current liabilities			
Short-term debt and current-portion of long-term dept	238.5	**197.5**	- 17.2%
Other current liabilities	324.2	**317.2**	- 2.2%
Total current liabilities	562.7	**514.7**	- 8.5%
Long-term debt	101.5	**104.5**	+ 3.0%
Pension and other non-current liabilities	74.6	**61.6**	– 17.4%
Shareholder`s equity	956.9	**967.8**	+ 1.1%
LIABILITIES AND SHAREHOLDER`S EQUITY	1,695.7	**1,648.6**	- 2.8%
Employees	3,240	**3,268**	+ 0.9%

Sales exceed expectations

Sales performance in the first half of 2000 was better than expected. SCHWARZ PHARMA Group sales rose by 2.9% to DM 715.5 million. Adjusting for sales of the divestiture of the ISIS Group (June 1999), and taking into account the acquisition of the Spanish subsidiary (April 1999), the increase in sales was 8.8%. If adjustments are also made for the effect of foreign exchange rate differences, the effective rise in sales was 4.3%.

The largest selling product currently within the SCHWARZ PHARMA Group portfolio is the ACE inhibitor moexipril (UNIVASC®/FEMIPRES®). We succeeded in increasing sales of this modern antihypertensive drug by 33.5% to DM 44.5 million.


Asia
1%
U.S.
29%
Europe
37%
Germany
33%

Sales performance according to regions

Sales on the European market increased by 18.9% to DM 250.6 million. This growth was due to our subsidiaries in Spain, Poland and Italy. Successful launches of new products improved our market position in Spain and Poland. Sales also grew again in France in the second quarter.

Sales of the German marketing affiliate are being positively influenced by the newly launched products PROVAS® (valsartan) and NARAMIG® (naratriptan). In addition, the hay fever product ZOLIM® (mizolastin) is developing even better than planned. However, the overall sales level of the German affiliate fell, because of the lack of ISIS Group sales by 4.7% to DM 188.9 million. Overall, we are confident that we will attain the 1999 sales level by the end of this year.

In the U.S., SCHWARZ PHARMA equalled its 1999 level with sales of DM 207.3 million and, therefore, developed better than expected. In addition to the successful development of the cardiovascular product UNIVASC®/UNIRETIC® (moexipril), the newly launched VERELAN PM® (verapamil HCL) showed positive sales development.

SCHWARZ PHARMA sales in Asia rose considerably and reached a level of DM 10.6 million (1999: DM 5.5 million).

Performance better than expected

Earnings for the first half of 2000 are DM 88.6 million below the figure for last year. However, 1999 earnings include the proceeds from the divestiture of the ISIS-PUREN Group on June 15, 1999. Excluding the one-time impact of the divestiture, earnings in 2000 are at the same level as last year. This exceeded out earlier expectations and is mainly the result of the positive sales development.

The income statement for the first half of 2000 in detail:
Cost of goods sold rose compared to the 1st half of 1999 by 14.5% to DM 295.7 million as a result of product mix and exchange rate influences. Gross profit fell accordingly by 3.9% to DM

419.8 million. The percent increase in selling, general and administration expense (+1.6%) was considerably lower than the overall percentage increase in sales. We increased research and development expense in line with the budget by 40.3% to DM 69.6 million. Amortization of intangible assets fell by 18.3% to DM 36.7 million. Consequently, operating income was DM 39 million.

Proceeds from the sale of an investment benefited the financial result by DM 17 million. The earnings before tax and minority interest fell to DM 57.7 million. With a tax rate just under 33%, earnings for the half year after tax are DM 38.9 million or DM 1.77/Euro 0.90 per share.

Cash Flow statement and balance sheet

Net cash of DM 95.3 million (+12.8%) from operating activities considerably exceeded the net cash used in investing activities. Cash and cash equivalents fell by DM 13.3 million to DM 56.3 million; we simultaneously reduced liabilities.

A total of DM 49.9 million was invested in intangible assets (product rights), property, plant and equipment (production in USA and Ireland), and financial assets (DTI investment). The proceeds from the sale of the investment reduced the net cash used in investing activities to DM 27.8 million. The remaining cash inflows and part of the cash and cash equivalents were used to reduce the net debt.

By reducing both inventories (-14%) and liabilities (-17%), the balance sheet total reduced as of June 30, 2000 compared to December 31, 1999 by 2.8% to DM 1.65 billion. The equity ratio rose to 58.7% (previously 56.4%).

Outlook for 2000

Given the positive development of sales in the first half of 2000 and the introduction of new products, we are expecting to attain sales at least equal to the previous year instead of the 5-7% drop in sales as previously forecasted.

The research and development expenses may exceed the DM 200 million mark through ongoing projects and the start of new research and development cooperations. These expenses will arise mainly in the second half of the year. Overall we expect a better result than in the previous year, in spite of the considerable rise in research and development expense.

SCHWARZ BIOSCIENCES founded

*Since May, our development centers in Germany and in the U.S. are operating as a worldwide group under the name "SCHWARZ BIOSCIENCES".
This is where we have concentrated all development activities, all projects and the entire know-how in research and development and the regulatory affairs of SCHWARZ PHARMA.
We have concentrated the U.S. research and development activities in "Research Triangle Park" in North Carolina. This location, one of the four leading sites for pharmaceutical research, offers us ideal conditions, attractive partners and high-caliber employees. A total of 40 staff will be working in our new development center by the end of this year.*

Progress in development projects

Neurology

We are developing a patch with active ingredient to treat Parkinson's disease since 1998. In June,

we presented the first results on tolerance and dosage at a medical congress in Barcelona. The Parkinson's patch from SCHWARZ PHARMA has proven to be well tolerated by patients in both the early and advanced stages of Parkinson's disease. The results support the current clinical program. Almost 600 Parkinson patients are participating in two Phase IIb studies in the U.S. and Europe. The world market for Parkinson drugs currently represents a sales volume of US$ 1.5 billion.

The new active ingredient Harkoseride will allow the treatment of both neuropathic pain and epilepsy from 2005 onwards. The current Phase IIa of the study program is showing encouraging results. Epilepsy products currently account for a volume of worldwide sales of around US$ 4 billion.

Urology

SCHWARZ PHARMA is developing an innovative active ingredient for the treatment of prostate cancer. The clinical study program is progressing on schedule. A Phase II study is currently taking place in the U.S. and another will begin in Europe in fall. The volume of products sold worldwide for this indication is US$ 1.7 billion.
The clinical Phase I studies for our own development for the treatment of urinary urge incontinence, SPM-007, began on schedule in July. The current sales volume on the world market is US$ 700 million.

Cardiovascular System

SCHWARZ PHARMA is cooperating with ARYx Therapeutics Inc., U.S. on the development of an innovative substance for the treatment of cardiac arrhythmia. The project is at the early pre-clinical stage. SCHWARZ PHARMA holds the worldwide rights. The worldwide market for anti-arrhythmia drugs is approximately US$ 1.3 billion.

Other projects

The licensing applications for our two formulations of growth hormones NUTROPINAq® and NUTROPINDEPOT® have been accepted by the European licensing authority EMEA. The market launch for both drugs that we developed in cooperation with Genentech, U.S. is planned for the end of 2001. We have already started pre-marketing for the European market. The market volume in Europe is around US$ 330 million.

The "C-Peptide" project is currently at the clinical development stage. The aim is the development of a new drug for the prevention and treatment of diabetic neuropathy. The results of the Phase IIa studies in patients with Type I diabetes will be available at the end of the year.

Our development pipeline already today offers an attractive sales and market potential. We will also be starting other projects and cooperations primarily in the therapeutic areas of neurology, urology and cardiovascular diseases.

Financial Calendar

November 7, 2000	3rd Quarter Report 2000
February 15, 2001	4th Quarter Report 2000
May 9, 2001	Annual Meeting of Shareholders

SCHWARZ PHARMA

You can also find our Annual Report and other information on the Internet at:
www.schwarzpharma.com

Or please contact:

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
40789 Monheim/Germany

Phone	+49/(0)2173/48-1377 /-1238
Fax	+49/(0)2173/48-1856
E-mail	info@schwarzpharma.com

Antje Witte

Phone	+49/(0)2173/48-1866
E-mail	antje.witte@schwarzpharma.com

6

SCHWARZ
PHARMA

3rd Quarter Report 2000

Income Statement
SCHWARZ PHARMA AG and Subsidiaries

(DM million)	Jan.-Sept. 1999	Jan.-Sept. 2000	Change in %
Net sales	**1,024.8**	**1,056.5**	**+ 3.1%**
Cost of goods sold	408.9	436.0	+ 6.6%
Gross pofit	615.9	620.5	+ 0.7%
Selling, general and administrative expense	419.0	426.1	+ 1.7%
Research and development expense	78.6	116.6	+ 48.3%
Amortization of intangible assets	63.7	55.5	– 12.9%
Other operating income (expense) - net	0.7	14.3	
Operating result	**55.3**	**36.6**	**- 33.8%**
Financial result	(8.6)	18.0	
Non-operating income (expense) - net	196.1	(1.6)	
Income before income taxes and minority interest	**242.8**	**53.0**	**- 78.2%**
Taxes on income	117.1	19.7	– 83.2%
Minority interest	(0.9)	(0.2)	
Net income	**126.6**	**33.5**	**- 73.5%**
Basic earnings per share (DM)	5.62	1.52	

Statement of Cash Flows
SCHWARZ PHARMA AG and Subsidiaries

(DM million)	Jan.-Sept. 1999	Jan.-Sept. 2000	Change in %
Cash Flow from Operating Activities	139.0	144.7	+ 4.1%
Cash Flow from Investing Activities	74.9	(50.0)	
Cash Flow from Financing Activities	(131.1)	(111.7)	- 14.8%
Effects of exchange rates	0.3	3.1	
Change in cash and cash equivalents	**83.1**	**(13.9)**	**- 116.7%**
Cash and cash equivalents at beginning of period	51.9	69.6	+ 34.1%
Cash and cash equivalents at end of period	**135.0**	**55.7**	**- 58.7%**

Balance Sheet
SCHWARZ PHARMA AG and Subsidiaries

(DM million)	Dec. 31 1999	Sept. 30 2000	Change in %
Current Assets			
Cash and cash equivalents	69.6	55.7	- 20.0%
Accounts receivables, less allowence	201.7	206.3	+ 2.3%
Inventories	244.8	185.1	- 24.4%
Other current assets	64.6	73.9	+ 14.4%
Total current assets	**580.7**	**521.0**	**- 10.3%**
Property, plant and equipment	**322.5**	**352.6**	**+ 9.3%**
Goodwill and other intangible assets	**663.4**	**659.6**	**- 0.6%**
Long-term investments and other assets	**129.1**	**123.9**	**- 4.0%**
ASSETS	**1,695.7**	**1,657.1**	**- 2.3%**
Current liabilities			
Short-term debt and current-portion of long-term dept	238.5	161.2	- 32.4%
Other current liabilities	324.2	316.3	- 2.4%
Total current liabilities	**562.7**	**477.5**	**- 15.1%**
Long-term debt	**101.5**	**110.6**	**+ 9.0%**
Pension and other non-current liabilities	**74.6**	**62.9**	**- 15.7%**
Shareholder`s equity	**956.9**	**1,006.1**	**+ 5.1%**
LIABILITIES AND SHAREHOLDER`S EQUITY	**1,695.7**	**1,657.1**	**- 2.3%**
Employees	**3,240**	**3,258**	**+ 0.6%**

Positive sales trend continues

Sales of the Schwarz Pharma Group from January to September 2000, were DM 1,056.5 million, which is a 3.1% increase over 1999. After allowing for exchange rate effects, acquisition and divestiture, adjusted growth in sales was 2.4%.

This increase in sales is attributable to a 14% growth to DM 390.1 million of the European markets. Specific contributors to this development were the subsidiaries in Spain with a sales increase of 10%, Italy of 16.8% and Poland of 38%.

With sales of DM 283.4 million, Germany is slightly behind 1999 amounts (-1.2%). The best-selling products in Germany are the cardiovascular drug ISOKET® (isosorbide dinitrate) with DM 43.5 million, the gastrointestinal product RIFUN® (pantoprazol) with DM 43.2 million and PROSTAVASIN® (alprostadil), a drug to treat peripheral arterial occlusive disease, with DM 39.7 million. The innovative asthma drug ATMADISC® (salmeterol/ fluticason) was launched at the beginning of September.

The contribution to sales from the USA was slightly below 1999 with sales of DM 305.1 million (-14.4% as compared to 1999 U.S. dollars). The antihypertensive drug UNIVASC®/UNIRETIC® (moexipril) made a major contribution to sales with DM 68 million.

Sales on the Asian markets more than doubled from DM 7.9 million in 1999 to DM 18 million in 2000.

Sales according to regions


Asia
2%
U.S.
29%
Germany
32%
Europe
37%

Earnings

Costs of goods rose as a result of the product mix by 6.6% to DM 436 million. Gross profit was up slightly by 0.7% to DM 620.5 million. Selling expense, general and administrative costs increased at a lower rate than sales by 1.7% to DM 426.1 million. Research and development costs significantly inclined by 48.3% to DM 116.6 million due to the scheduled development of clinical studies with steadily growing numbers of patients. Amortization on intangible assets fell by 12.9% to DM 55.5 million.
Operating income was DM 36.6 million compared to DM 55.3 million for the same period of 1999. Excluding research and development, operating income rose by 14%.

The financial result as of September 30 was DM 18 million. Pre-tax earnings were DM 53 million. With a tax rate of 37%, earnings after tax were as high as DM 33.5 million or DM 1.52/Euro 0.78 Euro per share.

Assets and Cash Flow

Considering reductions in current assets (-10%) and current liabilities (-15%), the balance sheet total reduced as of September 30, 2000 by 2.3% to DM 1,657.1 million compared to December 31, 1999. The equity ratio was 60.7% (1999: 56.4%).

Net cash of DM 144.7 million (+4%) from operating activities exceeded the net cash used in investing activities. Net investments as of September 30 were DM 50 million. These include gross investments in intangible assets (DM 8 million), in property, plant and equipment -- particularly the production plants in the USA and Ireland (DM 54.4 million), and in financial assets (DM 9.7 million). In contrast, there were proceeds of DM 22.1 million from the sale of an investment in the 2nd quarter. The net cash used in financing activities of DM 111.7 million include repayments of debt of DM 68.2 million in total. Cash and cash equivalents were reduced by DM 13.9 million to DM 55.7 million.

Outlook

Given the positive business developments of the first nine months, we have good reason to raise the previous budget figures. We anticipate that the volume of sales for the current fiscal year 2000 will be slightly higher than the 1999 volume. Net income for the year should exceed 1999 net income by approximately 50%.

Pipeline

Central Nervous System (CNS)

The clinical studies of SPM 962, the innovative active ingredient patch for the treatment of Parkinson's disease, are currently taking place with more than 1,000 patients in Europe and the U.S. Phase IIb studies are double-blind, placebo-controlled trials with a treatment period of three months per patient. Study results will be announced in Spring 2001.
Phase III clinical studies with Parkinson's patch involving more than 1,000 patients are to begin in Spring 2001.
Phase IIa studies of the innovative active ingredient Harkoseride for the treatment of epilepsy (SPM 927) and for the treatment of neuropathic pain (SPM 929) will start in Spring 2001.
Cooperation agreements were entered into in the 3rd Quarter with the Neurology Center of the University of Freiburg and with the Canadian biotech company, ALviva. These cooperations, which are currently at the early pre-clinical stage, are aimed at developing the very latest active ingredients for the treatment of neurodegenerative diseases like Parkinson's, Alzheimer's, Huntington's chorea and amyotrophic lateral sclerosis (ALS). SCHWARZ PHARMA holds the worldwide development and marketing rights to all active ingredients that result from these cooperations.

Urology

The clinical phase I studies of our own drug development for urinary incontinence, SPM 007, began in July 2000 and were completed in October. Pharmacodynamic and pharmacokinetic parameters were within the anticipated range. Therefore, phase II of the

study program can go ahead as planned in December 2000.

A phase II study on the innovative active ingredient SPM 924 for the treatment of cancer of the prostate is currently taking place in the USA, with another to start in Europe at the beginning of 2001.

Other projects

The licensing applications for the two formulations of growth hormones NUTROPINAQ® and NUTROPINDEPOT® are currently being processed by the European licensing authority.

Financial Calendar

February 15, 2001	*4th Quarter Report 2000*
March 28, 2001	*Balance Sheet Press Conference 2000*
May 9, 2001	*Annual Meeting of Shareholders* *1st Quarter Report 2001*

SCHWARZ
PHARMA

You can also find our Annual Report and other information on the Internet at:
www.schwarzpharma.com

Or please contact:

Corporate Communications	*Phone*	*+49-(0)2173-48-1377 and -1238*
SCHWARZ PHARMA AG	*Fax*	*+49-(0)2173-48-1856*
Alfred-Nobel-Strasse 10	*E-mail*	*info@schwarzpharma.com*
D-40789 Monheim		
Antje Witte	*Phone*	*+49-(0)2173-48-1866*
	E-mail	*antje.witte@schwarzpharma.com*

6

SCHWARZ
PHARMA

1th Quarter Report 2001

Income Statement
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Jan.-March 2000	Jan.-March 2001	Change in %
Net sales	**166.6**	**177.2**	**+ 6.4%**
Cost of goods sold	64.9	67.9	+ 4.6%
Gross pofit	101.7	109.3	+ 7.5%
Selling, general and administrative expense	68.7	82.6	+ 20.2%
Research and development expense	15.6	21.1	+ 35.3%
Amortization of intangible assets	9.3	9.4	+ 1.1%
Other operating income (expense) - net	1.9	4.9	+ 157.9%
Operating result	**10.0**	**1.1**	**- 89.0%**
Financial result	(0.7)	(0.5)	– 28.6%
Non-operating income (expense) - net	0.9	5.4	
Income before income taxes and minority interest	**10.2**	**6.0**	**- 41.2%**
Taxes on income	3.0	1.7	– 43.3%
Minority interest	0.0	(0.1)	
Net income	**7.2**	**4.4**	**- 38.9%**
Basic earnings per share (Euro)	0.33	0.20	

Statement of Cash Flows
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Jan.-March 2000	Jan.-March 2001	Change in %
Cash Flow from Operating Activities	15.6	11.2	– 28.2%
Cash Flow used in Investing Activities	(15.2)	(30.0)	+ 97.4%
Cash Flow from Financing Activities	6.9	17.7	+ 156.5%
Effects of exchange rates	0.6	0.0	
Change in cash and cash equivalents	**7.9**	**(1.1)**	**- 113.9%**
Cash and cash equivalents at beginning of period	35.6	24.0	– 32.6%
Cash and cash equivalents at end of period	**43.5**	**22.9**	**- 47.4%**

Balance Sheet
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Dec. 31 2000	March 31 2001	Change in %
Current assets			
Cash and cash equivalents	24.0	23.0	– 4.2%
Accounts receivables, less allowence	108.7	97.4	– 10.4%
Inventories	80.6	87.6	+ 8.7%
Other current assets	30.1	31.3	+ 4.0%
Total current assets	**243.4**	**239.3**	**- 1.7%**
Property, plant and equipment	**179.5**	**181.9**	**+ 1.3%**
Goodwill and other intangible assets	**320.3**	**342.5**	**+ 6.9%**
Long-term investments and other assets	**73.7**	**79.0**	**+ 7.2%**
ASSETS	**816.9**	**842.7**	**+ 3.2%**
Current liabilities			
Short-term debt and current-portion of long-term debt	93.7	109.6	+ 17.0%
Other current liabilities	153.9	144.9	– 5.8%
Total current liabilities	**247.6**	**254.5**	**+ 2.8%**
Long-term debt	**34.5**	**36.4**	**+ 5.5%**
Pension and other non-current liabilities	**36.1**	**35.7**	**- 1.1%**
Shareholder`s equity	**498.7**	**516.1**	**+ 3.5%**
LIABILITIES AND SHAREHOLDER`S EQUITY	**816.9**	**842.7**	**+ 3.2%**
Employees (on the relevant date)	**3,255**	**3,318**	**+ 1.9%**

Sales surpass expectations

Between January and March 2001, sales of the Schwarz Pharma Group rose by 6.4%, to a total of €177.2 million. This growth in sales resulted from the contribution of newly launched products. Exchange rate effects, particularly involving the U.S. dollar had a positive impact on the development of sales. After adjusting for exchange rate fluctuations, sales grew by 4%.

Europe

Sales in Europe, excluding Germany, surpassed expectations with a sales of volume of €67.6 million and an increase of 8.5%. All subsidiaries exceeded original goals. The most significant growth was achieved in Spain, Poland and in the European export business.

Germany

Sales generated on the German market amounted to €53.5 million, slightly up on the previous year (+0.4%). The German sales organization achieved an increase of 3.5% to €47.3 million. Of particular note were developments of the newly launched products, which fully lived up to expectations in the 1st quarter: the cardiovascular drug Provas® (valsartan) and the anti-asthmatic drug Atmadisc® (salmeterol/fluticason).

USA

The sales contribution of the U.S. rose by 8.3% to €52.6 million. In U.S. dollars, sales generated by the U.S. organization increased by 3.3%. The modern cardiovascular drug Verelan PM® (verapamil HCL) contributed to this with an increase in sales of €5.0 million to €7.0 million. The top-selling product is the ACE inhibitor Univasc®/Uniretic® with a total of €11.3 million. Schwarz Pharma USA launched the gastrointestinal product NuLev® in the 1st quarter of 2001. The new drug is a line extension to the well-established Levsin® product family and is indicated for the treatment of irritable bowel syndrome and incontinence.

Asia

In Asia, particularly in China and the Philippines, the Schwarz Pharma Group continued the positive trend of the previous year with an increase in sales of 41.2% to €3.5 million.

Distribution of sales by region


Asia
2%
U.S.A.
30%
Germany
30%
Europe
38%

Earnings

Gross profit for the 1st quarter of 2001 exceeded sales growth with an increase by 7.5% to €109.3 million. This was driven by the higher volume of products with higher margins as a result of new launches.

The new product launches and the expansion

of the sales forces in Germany, Spain and the U.S. in the first half-year led to an increase in expense for sales and general administration by 20.2% to €82.6 million. By the year-end Schwarz Pharma expects expense for sales and general administration to increase at a significantly lower rate.
The increase in research and development expense by 35.3% to €21.1 million is due to the higher number of clinical studies in the 1st quarter of 2001 as compared to the 1st quarter of 2000. The increase in research and development expense is expected to total around 20% in 2001.
Amortization on intangible assets remained at the level of the previous year at €9.4 million.

The operating profit for the 1st quarter of 2001 amounted to €1.1 million as compared to €10.0 million in the same period of the previous year. The financial result benefited from reduced debt levels, showing an improvement of €0.2 million to €--0.5 million. Releasing of reserves increased non-operating income to €5.4 million. A pre-tax result of €6.0 million was therefore achieved. With a slightly improved tax rate of 28.3% compared to the same period the previous year, the result after tax is €4.4 million (-38.9%), or €0.20 per share.

Cash flow statement and balance sheet

At €11.2 million, cash flow from operating activities was €4.4 million below the level of the 1st quarter 2000. A total of €30.0 million (+97.4%) was spend on investments, primarily in goodwill and other intangible assets and financial investments. €3.8 million was invested in property, plant and equipment. Schwarz Pharma acquired additional shares in its collaboration partner DTI, U.S. for €2.5 million and spent €21.7 million on a contingent purchase price for the Spanish affiliate. As a result, additional short-term financial liabilities were incurred; the flow of funds from financing activities increased significantly by €10.9 million to €17.7 million.

As a result of the investment activity, the balance sheet total as of March 31, 2001 increased by 3.2% to €842.7 million as compared to December 31, 2000. The equity ratio rose to 61.2% compared to 61.0% as of December 31, 2000.

As of March 31, 2001, the number of employees has increased by 63. These new appointments are mostly in the Marketing and Sales departments.

Outlook for 2001

At present, a specific sales forecast is difficult. We do expect a slight increase in sales during the current year. Despite the announced increase in research and development expenses, we are working towards achieving a balanced operating profit.
For the 2001 annual net profit, our target is a 10% increase as compared to 2000.

Development projects

Central nervous system
The phase III clinical studies for Rotigotine

CDS, the patch for the treatment of Parkinson's disease, are currently in preparation and are to begin this year.

Phase IIb clinical trials for Harkoseride, the substance for the treatment of epilepsy and neuropathic pain, are already underway. A Phase IIa study for neuropathic pain is being continued as an open label study.

Urology

The clinical phase IIa trials for our own anti-incontinence development, SPM 907, are progressing as planned. Additional Phase II studies are currently in the preparation stage.

Additional projects

An interim evaluation of the ongoing clinical study for NutropinDepot® in the middle of the year will determine the further progress with the growth hormone formulations.

Financial Calendar

May 9, 2001	*Annual Meeting of Shareholders*
August 1, 2001	*Interim Report 2001*
November 7, 2001	*Nine Months' Report 2001*
February 2002	*4th Quarter Report 2001*

SCHWARZ
PHARMA

You find our Annual Report and other information on the Internet at:
www.schwarzpharma.com

Or please contact:

Corporate Communications	*Phone*	*+49-(0)21 73-48-13 77 and -12 38*
SCHWARZ PHARMA AG	*Fax*	*+49-(0)21 73-48-18 56*
Alfred-Nobel-Straße 10	*E-Mail*	*info@schwarzpharma.com*
D-40789 Monheim		
Antje Witte, Investor Relations	*Phone*	*+49-(0)21 73-48-18 66*
	E-Mail	*antje.witte@schwarzpharma.com*

54804

6

SCHWARZ

4th Quarter Report 2000

Income Statement
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Jan.-Dec. 1999	Jan.-Dec. 2000	Change in %
Net sales	**705.9**	**736.2**	**+ 4.3%**
Cost of goods sold	293.8	304.6	+ 3.7%
Gross pofit	412.1	431.6	+ 4.7%
Selling, general and administrative expense	293.2	301.0	+ 2.7%
Research and development expense	77.1	91.5	+ 18.7%
Amortization of intangible assets	41.5	46.4	+ 11.8%
Impairment Loss	43.7	2.3	– 94.7%
Other operating income (expense) - net	13.5	6.0	– 55.7%
Operating result	**(29.8)**	**(3.6)**	**+ 88.0%**
Financial result	(4.2)	6.5	
Non-operating income (expense) - net	92.9	14.8	– 84.0
Income before income taxes and minority interest	**58.8**	**17.7**	**– 69.9%**
Taxes on income	51.3	4.3	– 91.5%
Minority interest	(0.7)	(0.2)	
Net income	**8.2**	**13.6**	**+ 65.9%**
Basic earnings per share (Euro)	0.37	0.62	

Statement of Cash Flows
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Jan.-Dec. 1999	Jan.-Dec. 2000	Change in %
Cash Flow from Operating Activities	39.0	103.2	+ 164.6%
Cash Flow from Investing Activities	12.1	(41.4)	
Cash Flow from Financing Activities	(42.6)	(74.3)	– 74.3%
Effects of exchange rates	0.6	0.9	+ 63.6%
Change in cash and cash equivalents	**9.0**	**(11.6)**	
Cash and cash equivalents at beginning of period	26.5	35.6	+ 34.1%
Cash and cash equivalents at end of period	**35.6**	**24.0**	**– 32.6%**

Balance Sheet
SCHWARZ PHARMA AG and Subsidiaries

(Euro million)	Dec. 31 1999	Dec. 31 2000	Change in %
Current Assets			
Cash and cash equivalents	35.6	24.0	– 32.6%
Accounts receivables, less allowence	103.1	108.7	+ 5.4%
Inventories	125.2	80.6	– 35.6%
Other current assets	33.0	30.1	– 8.8%
Total current assets	**296.9**	**243.4**	**– 18.0%**
Property, plant and equipment	**164.9**	**179.5**	**+ 8.9%**
Goodwill and other intangible assets	**339.2**	**320.3**	**– 5.6%**
Long-term investments and other assets	**66.0**	**73.7**	**+ 11.6%**
ASSETS	**867.0**	**816.9**	**– 5.8%**
Current liabilities			
Short-term debt and current-portion			
of long-term debt	121.9	93.7	– 23.1%
Other current liabilities	165.8	153.9	– 7.1%
Total current liabilities	**287.7**	**247.7**	**– 13.9%**
Long-term debt	**51.9**	**34.5**	**– 33.6%**
Pension and other non-current liabilities	**38.1**	**36.1**	**– 5.2%**
Shareholder`s equity	**489.3**	**498.7**	**+ 1.9%**
LIABILITIES AND SHAREHOLDER`S EQUITY	**867.0**	**816.9**	**– 5.8%**
Employees	**3,283**	**3,234**	**– 1.5%**

please note: figures still to be confirmed

2

Sales growth in 2000 exceeds expectations

SCHWARZ PHARMA Group sales in the fiscal year 2000 were € 736.2 million (DM 1,440 million). The 4.3% rise surpasses expectations and is primarily due to the positive development of the European subsidiaries. After allowing for exchange rate effects and company acquisitions and divestitures, the adjusted growth in sales was 2.1%.

Europe

Sales in Europe excluding Germany rose by 10.4% to € 271.3 million. The SCHWARZ PHARMA Group presence in Great Britain, France, Spain, Italy and Poland is complemented by agents in Eastern Europe and the European export business.

Germany

Sales in Germany fell by 4.9% to € 235.4 million.

However, after allowing for the divestiture of the generic business in 1999, sales in Germany rose by 8.4%. The highest selling products in Germany are the gastro-intestinal product RIFUN® (pantoprazol) (€ 31.2 million), the cardiovascular drug ISOKET® (isosorbide dinitrate) (€ 29.6 million) and PROSTAVASIN® (alprostadil), a drug to treat peripheral arterial occlusive disease (€ 27.0 million).

Among the products driving growth are licensed and patent-protected drugs like the A II antagonist PROVAS® (valsartan), the anti-migraine drug NARAMIG® (naratriptane), the anti-histamine agent ZOLIM® (mizolastin) and the recently licensed anti-asthma agent ATMADISC® (salmeterol/fluticason).

USA

The U.S. contribution to group sales rose by 5.5% to € 217.9 million. Sales expressed in U.S. dollars fell by 9.8% primarily as a result of generic competition in mature products. In particular, there were positive developments with the ACE inhibitor UNIVASC®/ UNIRETIC® (moexipril, +41%) and the calcium antagonist VERELAN PM® (verapamil HCL, +313%).

Asia

Our business in Asia recorded sales of € 11.5 million representing a rise of 88.5%. This development was driven by growth in sales in China and in the Philippines, countries, where we have our own sales organizations.

Sales according to regions



Asia
2%
USA
30%
Germany
32%
Europe
36%

Earnings

Gross profit of € 431.6 million for 2000 was 4.7% higher than the 1999 gross profit results. In spite of negative exchange rate effects, costs of sales and general administration expense rose by only 2.7% to € 301.0 million. Research and development expense rose by 18.7% to € 91.5 million. This rise is due to

the higher number of clinical trials. As a consequence of the acquisitions and product purchases undertaken in 1999, amortization of intangible assets rose by 11.8% to € 46.6 million.

After a loss of € 29.8 million in 1999, the operating results for 2000 is minus € 3.6 million. Excluding research and development expense, operating result rose by 86% to € 87.9 million.

There was an improvement in the financial result compared to the previous year of € 10.7 million to € 6.5 million. The improvement is primarily due to proceeds from the sale of securities out of current assets, although an improvement in interest by € 1.8 million also made an impact.
Non-operating income in the fiscal year is € 78.1 million lower than the 1999 figure and is due to the divestiture of the generic business in 1999.
As a result of major shifts in the international results distribution, the tax rate fell to 24% compared to 87% in the preceding year. Net income for the year is € 13.6 million and, therefore, 65.9% higher than net income for 1999.

Assets and Cash Flow

Cash flow from operating activities more than doubled in the fiscal year to € 103.2 million, a sum that Schwarz Pharma surpassed only once before in 1997. Success in reducing inventories by 35.6% contributed significantly towards this development. There were outflows in the course of our investing activities of € 41.4 million on balance.
Gross investments of € 64.0 million contrasted with proceeds of sales totaling € 22.6 million. There were investments of € 40.9 million in property, plant and equipment in the year under review, these investments mainly concerning the construction of a drug manufacturing plant in Ireland and the renewal of production systems in the US, as well as another € 18.1 million in product rights and similar intangible assets. We acquired shares in one of our development partners for the sum of € 5.0 million.
We gained proceeds from the sale of securities and sales of trademarks and licenses of € 11.3 million in both cases.

The cash outflow of € 74.3 million resulted mainly from repayments of debt and dividend payments for the 1999 fiscal year. Cash and cash equivalents fell by € 11.6 million to € 24.0 million.

The reduction in inventories associated with the repayment of debt led to a fall in the balance sheet total as of December 31, 2000 by 5.8% to € 816.9 million. The equity ratio simultaneously rose to 61%.

Dividend: € 0.55

The Executive Board proposes to pay a dividend of € 0.55 per share. The company paid an ordinary dividend of € 0.26 per share and a one-time bonus of € 0.77 per share for the 1999 fiscal year.

Pipeline

Central Nervous System (CNS)

Two Phase II clinical studies for SPM 962 involving the active ingredient Rotigotine in a patch for treatment of Parkinson's disease were completed.
Phase III of the clinical studies is currently under preparation and is to begin later in 2001.
Other Phase II studies on the active ingredient Harkoseride for the treatment of epilepsy (SPM 927) and for the treatment of neuropathic pain (SPM 929) will begin later in 2001.

Urology

The Phase I clinical studies for a drug of our own development to treat urinary incontinence, SPM 907, were successfully concluded in 2000, making it possible to begin the Phase II studies in December 2000.

Changes in the pipeline

SCHWARZ PHARMA entered into two new cooperations in 2000 that extend the pipeline. These involve the testing and further development of active ingredients that can be used to treat neurodegenerative diseases like Parkinson's, Alzheimer, Huntington's chorea, amyotrophic lateral sclerosis (ALS) with the neurological center of the University Hospital in Freiburg, Germany and with the Canadian company Alviva Biopharmaceuticals, Inc. SCHWARZ PHARMA receives the worldwide development and marketing rights for all drugs resulting from these cooperations that prove suitable for the treatment of diseases of the central nervous system (CNS).

The growth hormone formulation NUTROPINAQ® was approved in January 2001 by the European medical evaluation agency (EMEA).
The licensing application for the growth hormone formulation NUTROPINDEPOT® is currently being processed by the EMEA; additional data from a clinical trial currently running still needs to be submitted. The further course of action will be decided after an interim analysis in mid 2001.

A trial by our American development partner involving SPM 924, a tyrosin kinase inhibitor for the treatment of prostate cancer, was aborted due to side effects and discontinuations. Together with our cooperation partners, we are currently examining the project that is on hold until a final decision can be made.

SCHWARZ PHARMA halted the SPM 933 „C-Peptide" project for the treatment of late-stage complications in patients with Type I diabetes in February 2001.

Financial Calendar

May 9, 2001	Annual Meeting of Shareholders 1st Quarter Report 2001
August 1, 2001	Interim Report 2001
November 7, 2001	Nine Months' Report 2001
February 2002	4th Quarter Report 2001

SCHWARZ
PHARMA

You can also find our Annual Report and other information on the Internet at:
www.schwarzpharma.com

Or please contact:

Corporate Communications	Phone	+49-(0)21 73-48-13 77 and -12 38
SCHWARZ PHARMA AG	Fax	+49-(0)21 73-48-18 56
Alfred-Nobel-Strasse 10	E-mail	info@schwarzpharma.com
D-40789 Monheim		

Antje Witte, Investor Relations	Phone	+49-(0)21 73-48-18 66
	E-mail	antje.witte@schwarzpharma.com

54804

6

SCHWARZ
PHARMA

02 FEB 13 AM 10:53

Income Statement
SCHWARZ PHARMA AG and Subsidiaries

(DM million)	Jan.-Mar. 1999	**Jan.-Mar. 2000**	Change in %
Net sales	**326.2**	**325.8**	**- 0.1%**
Cost of goods sold	121.7	**127.0**	+ 4.4%
Gross profit	204.5	**198.8**	– 2.8%
Selling, general and administrative expense	129.3	**134.4**	+ 3.9%
Research and development expense	19.7	**30.6**	+ 55.3%
Amortization of intangible assets	22.9	**18.1**	– 21.0%
Other operating income (expense) - net	8.2	**3.7**	
Operating result	**40.8**	**19.4**	**- 52.5%**
Financial result	(1.2)	**(1.4)**	+ 16.7%
Non-operating income (expense) - net	0.6	**1.8**	
Income before income taxes and minority interest	**40.2**	**19.8**	**- 50.7%**
Taxes on income	16.2	**5.9**	– 63.6%
Minority interest	(0.3)	**0.0**	
Net income	**24.3**	**13.9**	**- 42.8%**
Basic earnings per share (DM)	1.08	**0.62**	– 42.8%

Statement of Cash Flows

Cash Flow from Operating Activities	60.8	**30.5**	– 49.8%
Cash Flow from Investing Activities	(12.4)	**(29.8)**	+140.3%
Cash Flow from Financing Activities	(40.2)	**13.5**	
Effects of exchange rates	0.2	**1.1**	
Change in cash and cash equivalents	**8.4**	**15.3**	**+ 82.1%**
Cash and cash equivalents at beginning of period	51.9	**69.6**	+ 34.1%
Cash and cash equivalents at end of period	**60.3**	**84.9**	**+ 40.8%**

Balance Sheet

Current assets			
Cash and cash equivalents	69.6	**84.9**	+ 22.0%
Accounts receivables, less allowance	201.7	**202.9**	+ 0.6%
Inventories	244.8	**254.7**	+ 4.0%
Other current assets	64.6	**72.2**	+ 11.8%
Total current assets	**580.7**	**614.7**	**+ 5.9%**
Property, plant and equipment	**322.5**	**328.9**	**+ 2.0%**
Goodwill and other intangible assets	**663.4**	**665.5**	**+ 0.3%**
Long-term investments and other assets	**129.1**	**139.3**	**+ 7.9%**
ASSETS	**1,695.7**	**1,748.4**	**+ 3.1%**
Current liabilities			
Short-term debt and current-portion of long-term debt	238.5	**248.3**	+ 4.1%
Other current liabilities	324.2	**332.3**	+ 2.5%
Total current liabilities	**562.7**	**580.6**	**+ 3.2%**
Long-term debt	**101.5**	**104.7**	**+ 3.2%**
Pension and other non-current liabilities	**74.6**	**72.8**	**- 2.4%**
Shareholder's equity	**956.9**	**990.3**	**+ 3.5%**
LIABILITIES AND SHAREHOLDER'S EQUITY	**1,695.7**	**1,748.4**	**+ 3.1%**

2

Sales level maintained

In the period from January to March, sales of the SCHWARZ PHARMA Group, at a level of DM 325.8 million (1999: DM 326.2 million), were approximately the same as the previous year and, therefore, better than expected. Taking into account the divestiture of the ISIS Group in June 1999 and of CEPA, the Spanish subsidiary acquired in April 1999, sales grew by 2.0%. Effects of the exchange rate of the U.S. dollar had an positive influence on sales performance. Adjusted sales fell by 4.5%.

Sales performance according to regions

In Germany, after allowing for the divestiture of the ISIS Group, sales rose by 2.2% to DM 104.3 million. This growth was due to contract manufacturing transactions of the production company. The German branch reports a fall in sales by 10.7% to DM 89.5 million. The new Drug Directive announced on April 1, 1999 led, in the same quarter of the previous year, to higher than average sales volumes as a result of stockpiling effects. Also the running down of "millennium" warehouse stocks on the wholesale market slowed sales development in the first quarter of 2000. These seasonal effects should balance out in the current fiscal year, in part due to products newly introduced in 1999 - PROVAS® (Valsartan, cardiovascular drug) and NARAMIG® (Naratriptan, Central Nervous System).

SCHWARZ PHARMA Group sales on international markets totaled DM 221.5 million (+12.7%, 1999: DM 196.6 million). We achieved a 33.1% increase in sales on the European market to DM 121.8 million. The contribution to sales made by Spain of DM 21.1 million was better than expected. Other growth markets were Italy and Poland. SCHWARZ PHARMA sales in the U.S. were DM 94.9 million. The fall in sales by 7.7% was caused, as expected, by the cardiovascular product VERELAN® (Verapamil) that has been exposed to pressure on prices from generics since the second half of 1999. In Asia, sales were at the level of DM 4.8 million (1999: DM 2.3 million)

The ACE-inhibitor moexipril (UNIVASC®/ FEMIPRES®) was our outstanding product on the international markets. This anti-hypertensive agent achieved a volume of sales of DM 28.8 million, thereby exceeding sales in the same quarter last year by 85%.

Reduced results due to further increases in R&D investments

Net income for the first quarter of 2000 was DM 13.9 million and was lower than the level for the previous year by 42.8%. This was largely due to two circumstances: in the first quarter of 2000, we continued the research and development activities already commenced in the 1999 fiscal year. This raised expenditure by 55% to DM 30.6 million. Moreover, the lack of the former contribution to income from the ISIS Group following its divestiture in June 1999 was felt. The cost-cutting program launched in 1999 was already showing effects by the first quarter of 2000: administrative costs fell by 3.5% to DM 27 million and selling expense in relation to sales fell in comparison to the second half of 1999 from 35% to 33%.

The current product mix has caused manufacturing costs to rise by 4.4% to DM 127 million. Consequently, gross income fell by 2.8% to DM

199 million. Marketing measures for PROVAS®, NARAMIG® and the anti-allergic agent ZOLIM®/ MIZOLLEN® (Mizolastin) in Germany and Great Britain masked the fall in administrative costs and led to a rise in selling expense and general administrative costs by 3.9% to DM 134.4 million. As already mentioned, research and development costs rose by DM 11 million to DM 30.6 million. Amortization on intangible assets fell by 21% to DM 18.1 million. On the whole, operating income went down by 52.5% to DM 19.4 million.

Consequently, the result of continuing operations before income tax fell to DM 19.8 million (-50.7%). After allowing for an overall tax ratio of around 30%, net income was DM 13.9 million after DM 24.3 million (-42.8%) in the same period of the previous year.

Cash flow statement and balance sheet

Cash and cash equivalents rose as result of the effective date on March 31, 2000 by DM 15.3 million to DM 84.9 million. Given the fact that the loan liabilities rose by the same extent, net debts remained unchanged. Cash flow from operating activities of DM 30.5 million covered the cash flow used by investing activities. Investments in financial assets (as part of acquisition of the Japanese rights for the Parkinson's project), property, plant and equipment (for Production especially) as well as product rights (VOGALENE® (Metopimazin) and ORACELLINE® (Phenoxymethyl Penicillin) in France) came to a total volume of approximately DM 30 million.

The balance sheet total rose overall by 3.1% compared to December 31, 1999. The equity ratio improved slightly -- also partly because of exchange rate effects -- from 56.4% to 56.6%.

Outlook for 2000

We still expect to see a fall in sales in this fiscal year by around five to seven percent because of the missing generic business. Research and development expenses will exceed the DM 200 million mark as a result of ongoing projects and depending on the conclusion of other research cooperations currently at the negotiating stage. Therefore, we are not able at present to make any reliable forecast of earnings.

Progress in the development projects

Central Nervous System

For the therapeutic area Central Nervous System, SCHWARZ PHARMA has been developing a patch with active ingredient to treat Parkinson's disease since 1998. We will be presenting two clinical studies involving the examination of dosage for patients in the early stages of Parkinson's disease and for patients in the advanced stages at a medical congress in Barcelona in June of this year. More in-depth studies of Phase IIB are currently taking place in the U.S. and in Europe. The market launch is planned for the beginning of 2004.

In December 1999, we acquired the worldwide rights except for Japan to the innovative active ingredient Harkoseride for the treatment of both epilepsy and neuropathic pain. The current Phase IIA studies are showing encouraging interim results that make us more determined to push forward with development. The new drugs are to be launched in 2004 or 2005.

Urology

Cardiovascular System

Other projects

Financial Calendar

[illegible]

SCHWARZ
PHARMA

[illegible] Annual Report and other information [illegible] on the Internet at:
[illegible]pharma.com

[illegible]

[illegible] Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
D-40789 Monheim

Phone [illegible]48 1377 [illegible]
Fax [illegible]
E-mail [illegible]

[illegible]
Phone [illegible]
E-mail [illegible]

SCHWARZ

PHARMA

2nd Quarter Report 2001

SCHWARZ PHARMA AG and Subsidiaries Income Statement

(Euro million)	Jan.- June 2000	Jan.- June 2001	Chang in %
Net sales	**365.8**	**382.1**	**4.5%**
Cost of goods sold	151.2	148.2	-2.0%
Gross profit	214.6	233.9	9.0%
Selling, general and administrative expense	144.9	159.7	10.2%
Research and development expense	35.6	46.8	31.5%
Amortization on intangible assets	18.8	19.9	5.9%
Impairment Loss		1.3	
Other operating income and (expense) - net	4.6	6.2	34.8%
Operating result	**19.9**	**12.4**	**-37.7%**
Financial result	9.9	(1.0)	
Non-operating income (expense) - net	(0.3)	49.3	
Income before taxes and minority interest	**29.5**	**60.7**	**105.8%**
Taxes on income	9.7	24.7	154.6%
Minority interest	(0.1)	(0.2)	
Net income	**19.9**	**36.2**	**81.9%**
Earnings per share in €	0.90	1.65	

Interim Report
Growth in all Markets

In the first six months of 2001 the SCHWARZ PHARMA Group increased sales by 4.5% to €382.1 million. In particular, the cardiovascular products, UNIVASC® (Moexipril), VERELAN® PM (Verapamil), PROVAS® (Valsartan) and ISOKET® (Isosorbiddinitrate) contributed to this growth.

Europe

The German sales organization increased sales by 5% to €101.4 million. New patented drugs, including the hyper tonic drug PROVAS® (€7.4 million, +86%), the anti-asthmatic drug ATMADISC® (Salmeterol/Fluticason; €5.1 million) and the gastrointesdinal drug RIFUN® (Pantoprazol, €15.6 million), supported this positive trend.

Sales in Europe, excluding Germany, increased during the first six months by 10.1% to €147.3 million. All affiliates contributed to this success. Specifically, SCHWARZ PHARMA increased sales in Italy, Spain and Poland as well as in the European export business.

USA

The sales contribution from the U.S. rose by 7.7% to €114.1 million. In U.S. dollars, sales generated by the U.S. organization increased by 1.9%. Excluding the low-margin product, VERELAN®, the U.S. core business increased by 11.8%. The best-selling product was the ACE inhibitor, UNIVASC®/UNIRETIC® with a total of €30.3 million, an increase of 34.4%. The hypertension drug, VERELAN® PM, rose by 84% to €13.1 million. With an increase of 56.8% to €7.9 million, the gastrointestinal drug COLYTE® also contributed to growth in the U.S.

Asia

Despite government price reductions, the SCHWARZ PHARMA Group continued the positive trend in Asia. Total sales rose by 31.2% to €7.1 million.

Break down of sales by region



Asia
2%
USA
30%
Germany
30%
Europe
38%

Earnings Development First Half 2001 Improvement from High-Margin Products

With an increase of 9% to €233.9 million, gross profit for the 1st half of 2001 developed more strongly than sales. Higher margins from newly launched products, along with the growth of UNIVASC®/UNIRETIC® and VERELAN® PM, were contributory factors.

Selling, general and administrative expense rose by 10.2% to €159.7 million. Expenditures on the launch of new products as well as expansion of the sales force in Europe were the key drivers for this increase. We expect the rate of increase to decrease to between three and four percent during the course of the year.

Research and development expense increased by 31.5% to €46.8 million. This was the result of the higher number of clinical tests carried out in the first half of 2001 as compared to 2000.

The operating result for the first six months of 2001 was €12.4 million, as compared with €19.9 million in the same period of the previous year. 91% of the 2001 first half-year operating result was generated in the 2nd quarter (see also page 8) - a positive trend that will continue.

The early payment of a deferred purchase price (see also page 9) of €43 million received at the end of the 2nd quarter led to non-operating income increasing to €49.3 million.

As a result, income before taxes and minority interest doubled to €60.7 million. The tax rate increased to 40.7% and the six month net income was €36.2 million (+81.9%) or €1.65 per share.

SCHWARZ PHARMA AG and Subsidiaries
Cash Flow Statement

(Euro million)	Jan.-June 2000	Jan.-June 2001	Change in %
Cash flow from Operating Activities	48.7	74.9	53.8%
Cash flow used in Investing Activities	(14.2)	(36.2)	154.9%
Cah flow from/used in Financial Activities	(41.9)	8.4	-120.0%
Effect of exchange rates	0.6	3.4	4.67%
Change in cash and cash equivalents	**(6.8)**	**50.5**	
Cash and cash equivalents at beginning of period	35.6	24.0	-32.6%
Cash and cash equivalents at end of period	**28.8**	**74.5**	**158.7%**

Balance sheet

(Euro million)	31. Dec. 2000	30. June 2001	Change in %
ASSETS			
Cash and cash equivalents	24.0	74.5	210.4%
Accounts receivables, less allowance	108.7	108.9	0.2%
Inventories	80.6	84.3	4.6%
Other current assets	30.1	31.8	5.6%
Total current assets	**243.4**	**299.5**	**23.0%**
Property, plant and equipment	179.5	184.0	2.5%
Goodwill and other intangible assets	320.3	338.2	5.6%
Long-term investments and other assets	73.7	81.2	10.2%
Assets	**816.9**	**902.9**	**10.5%**
LIABILITIES			
Short-term debt and current portion of long-term debt	93.7	111.8	19.3%
Other current liabilities	153.9	170.2	10.6%
Total current liabilities	**247.6**	**282.0**	**13.9%**
Long-term debt	34.5	37.2	7.8%
Pensions and other non-current liabilities	36.1	36.4	0.8%
Shareholders´equity	498.7	547.3	9.7%
LIABILITIES AND SHAREHOLDERS´ EQUITY	**816.9**	**902.9**	**10.5%**
Employees (June 30)	3,255	3,364	3.3%

Cash Flow Statement and Balance Sheet

At €74.9 million, cash flow from operating activities was 53.8% higher than previous year.
A total of €36.2 million (+154.9%) was spent on investments, of which €8.6 million was invested in property, plant and equipment. SCHWARZ PHARMA acquired stakes in certain collaboration partners for €3.7 million and paid a contingent purchase price for the Spanish subsidiary of €21.7 million. This additional purchase price was due because of higher than expected sales at the new Spanish affiliate.
Cash flow from financing activities amounted to €8.4 million, after liabilities of €41.9 million have been repaid in the same period of the previous year.
Overall, the SCHWARZ PHARMA Group increased current assets by €45.7 million to €74.5 million as of June 30.

The increase in cash and cash equivalents significantly contributed to the balance sheet total on June 30, 2001 of €902.9 million being 10.5% higher in comparison to December 31, 2000. The equity ratio decreased slightly from 61.0% to 60.6%.

As of June 30, 2001, the number of employees increased by 109 new staff, employed primarily in the marketing and sales departments as well as in research and development.

Second Quarter 2001

SCHWARZ PHARMA AG and Subsidiaries
Income Statement

(Euro million)	Mar.- June 2000	Mar.- June 2001	Change in %
Net sales	**199.3**	**204.9**	**2.8%**
Cost of goods sold	86.3	80.3	-7.0%
Gross profit	113.0	124.6	10.3%
Selling, general and administrative expense	76.2	77.1	1.2%
Research and development expense	19.9	25.7	29.1%
Amortization of intangible assets	9.5	10.5	10.5%
Impairment loss		1.3	
Other operating income (expense) - net	2.7	1.3	–51.9%
Operating result	**10.1**	**11.3**	**11.9%**
Financial result	10.6	(0.5)	
Non-operating income (expense) - net	(1.2)	44.0	
Income before income taxes and minority interest	**19.5**	**54.8**	**181.0%**
Taxes on income	6.6	23.0	248.5%
Minority interest	(0.1)	(0.1)	
Net income	**13.0**	**31.9**	**145.4%**
Earnings per share in €	0.59	1.45	

Cash Flow Statement

(Euro million)	Mar.- June 2000	Mar.- June 2001	Change in %
Cash flow from Operating Activities	33.1	63.7	92.4%
Cash flow used in Investing Activities	1.0	(6.2)	
Cash flow from/used in Financing Activities	(48.8)	(9.3)	–80.9%
Effect of exchange rates	0.0	3.4	
Change in cash and cash equivalents	**(14.7)**	**51.6**	**-451.0%**
Cash and cash equivalents at the beginning of period	43.5	22.9	-47.4%
Cash and cash equivalents at the end of period	**28.8**	**74.5**	**158.7%**

2nd Quarter Highlights
Earnings Turn-A-Round

From March to June 2001, the SCHWARZ PHARMA Group generated total sales of €204.9 million. On a year-on-year basis sales rose by 2.8%. Adjusted for one-time stock sales by the production unit to Alpharma in June 2000, the increase was 8.0%.

The steady improvement in product mix - a higher volume of high-margin products - led to lower costs of goods sold, resulting in a 10.3% improvement in gross profit. Selling, general and administrative expense grew at a rate lower than sales at 1.2% to €77.1 million. Although research and development expense again increased considerably by 29.1%, the operating result showed an 11.9% improvement to €11.3 million in the 2nd quarter - having been €1.1 million in the 1st quarter of 2001.

An early non-recurring item dominates the position "non-operating income and expense". AXCAN Pharma Inc., Canada made an early payment of €43 million in settlement of the remaining purchase price for the 1999 acquisition of all shares in the AXCAN SCHWARZ LLC joint venture. In 1999 the gain from the divestiture was deferred and in the following set off against received payments. As such the gain is recognized as cash is received.

Thus income before income taxes and minority interest increased by 181% to €54.8 million. The non-recurring gain led also to an increased tax rate, which amounted to 41.9% in the 2nd quarter. Quarterly net income rose 145% to €31.9 million. In the 2nd quarter earnings per share totaled €1.45.

Excluding the effects of the non-recurring gain, income before taxes and minorities is €11.9 million and net income €7.5million.

Development Projects - Special Events

In the first six months of the year we have successfully continued to develop all of our pipeline projects.

The results of the phase II studies for Rotigotine CDS, the Parkinson patch, were presented at the "International Congress on Parkinson's Disease" in Helsinki at the end of July. In both studies symptomatic effectiveness and good tolerability of the Parkinson patch could be demonstrated. Based on these phase II results, concept and design of the clinical phase III for Rotigotine CDS were presented to the FDA (U.S. Food and Drug Administration) and a European agency. Both authorities have approved our proposed study program, so we will now begin the phase III study program in fall 2001.

Preparations for clinical studies of phase IIb for our own development against urinary urge incontinence, SPM 907, are also satisfactory. The proposed name for this new chemical entity is "Fesoterodine".
Here, too, authorities in Europe and the U.S. have given our study plans a "green light" and the program will start in late September. The once-daily sustained release formulation Fesoterodine is to be tested for optimal dosage with approximately 800 patients.

A first open phase II pilot study with Harkoseride for the treatment of Neuropathic Pain met our expectations. Therefore, in early June, we started a double-blind, placebo-controlled phase II study with approximately 120 patients. Further studies are under preparation.

An open phase II trial is ongoing since May with Harkoseride for the treatment of Epilepsy. Approximately 100 patients are involved in this maximum-tolerated-doses study.

SCHWARZ PHARMA and Novartis Farmaceutica have signed a co-marketing agreement for the cardiovascular drug Valsartan in Spain. It is planned to launch the drug under the brand name MITEN® at the end of 2001. SCHWARZ PHARMA has successfully marketed Valsartan in Germany since 1999 under the name PROVAS®.

Outlook for 2001
Operating Result to Improve Significantly

For the 2001 financial year, we expect sales to increase by between three and four percent.

After incurring an operating loss in the previous year, and despite increased research and development expense, we are forecasting further improvement in the operating result, which totaled €12.4 million in the first six months of 2001.

Enhanced by a considerably improved operating result, we anticipate an underlying 15% increase in net income for the year 2001 without extraordinary events. If the non-recurring gain recorded in the 2nd quarter is taken into account, the net income for 2001 is estimated to more than double.

Financial Calendar:

November 7, 2001	3rd Quarter Report 2001
February 2002	4th Quarter Report 2001
May 15, 2002	Annual General Meeting

SCHWARZ
PHARMA

You can find our Annual Report and further information on our web site at:

www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany

Phone +49-(0) 21 73-48-13 77 and -12 38
Fax +49-(0) 21 73-48-18 56
E-mail info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-(0) 21 73-48-18 66
E-mail antje.witte@schwarzpharma.com

54842

SCHWARZ
P H A R M A

3rd Quarter Report 2001

SCHWARZ PHARMA AG and Subsidiaries	Nine months		
Income Statement (Euro million)	Jan.- Sept 2000	Jan.- Sept 2001	Change in %
Net sales	**540.2**	**566.2**	**4.8%**
Cost of goods sold	222.9	220.0	-1.3%
Gross profit	317.3	346.2	9.1%
Selling, general and administrative expense	217.9	237.6	9.0%
Research and development expense	59.6	70.1	17.6%
Amortization of intangible assets	28.4	29.1	2.5%
Impairment Loss		1.3	
Other operating income (expense) - net	7.3	7.4	1.4%
Operating result	**18.7**	**15.5**	**-17.1%**
Financial result	9.3	(2.2)	
Non-operating income (expense) - net	(0.9)	50.1	
Income before income taxes and minority interest	**27.1**	**63.4**	**133.9%**
Taxes on income	10.1	25.2	149.5%
Minority interest	(0.1)	(0.3)	
Net income	**17.1**	**38.5**	**125.1%**
Basic earnings per share (Euro)	0.78	1.75	

Report on January – September 2001
Continuing growth

In the first nine months of 2001 the SCHWARZ PHARMA Group increased sales by 4.8% to €566.2 million. This sales growth was generated throughout all markets. Particular contributors to sales growth were cardiovascular and gastro-intestinal products.

Europe

The German sales organization increased sales by 5.8% to €155.1 million. Patent-protected drugs such as the anti-hypertensive agent PROVAS® (valsartan; €12 million; +79%), the anti-asthmatic drug ATMADISC® (salmeterol/fluticason; €11 million) and the gastro-intestinal product RIFUN® (pantoprazol; €24 million; +10%) especially contributed to this increase.

European sales excluding Germany rose by 6.5% to €212.6 million, despite the price cuts in Spain ordered by the government. SCHWARZ PHARMA attained its greatest increases in Italy and Poland, as well as in the European export business.

U.S.A.

In the U.S. sales for the first nine months increased by 9.4% to €170.6 million. In local currency growth for the U.S. business was 4.6%. Four products were key to this sales growth: The ACE inhibitor UNIVASC®/UNIRETIC® (moexipril HCl/ moexipril HCl and hydrochlorothiazide; €42 million; +20.8%) and the chronotherapeutic calcium-antagonist VERELAN® PM (verapamil HCl; €23 million; +113%), the colon lavage product COLYTE® (polyethylene glycol and electrolytes; €13 million; +32%) and the recently introduced line extension of the antispasmodic product line, NULEV® (hyoscamine sulfate; €3 million).

Asia

In an increasingly complex political and regulatory environment the Asian business continued to grow by 25% to €11.5 million. This growth was driven by a solid performance of the core business combined with new product introductions.

Break down of sales by region


Asia
2%
USA
30%
Germany
30%
Europe
38%

Earnings Development
January – September 2001
Increase due to high-margin products

Gross profit as per September 30, 2001 exceeded sales growth with an increase of 9.1% to €346.2 million. New products (e.g. ATMADISC® and NULEV®) and products with higher margins (UNIVASC®/UNIRETIC®, VERELAN® PM and the nitrate group) contributed to this increase.

Sales, general and administrative expense increased by 9% to €237.6 million. In particular, costs for the launch of new products and the expansion of the sales force in Europe, as well as currency effects led to this increase. We expect the rate of increase to slow down over the total year.

Research and development expense rose by 17.6% to €70.1 million. This is due to the increased number of clinical trials this year compared with last year.

Amortization on intangible assets changed only slightly with an increase of 2.5% to €29.1 million. The same applies to other

operating expense and income, which rose by just 1.2% to €7.4 million.

The operating profit as per September 30, 2001 totaled €15.5 million, compared with €18.7 million for the same period of the previous year. The third quarter generated a positive profit contribution, compared with a loss in the previous year (see also pages 8f). The positive earnings trend signaled at the end of the first six months was thus sustained.

The deferred purchase price of €42.9 million received at the end of June 2001 increased non-operating income to €50.1 million. AXCAN Pharma Inc., Canada, paid the remaining purchase price for the 1999 acquisition of all shares in the joint venture AXCAN SCHWARZ LLC ahead of schedule.

The income before taxes and minority interest therefore rose by 134% to €63.4 million. The tax rate was 39.7%, and the net income increased by 125% to €38.5 million or to €1.75 per share.

SCHWARZ PHARMA AG and Subsidiaries
Statement of Cash Flows

(Euro million)	Jan.-Sept 2000	Jan.-Sept 2001	Change in %
Cash Flow from Operating Activities	74.0	72.0	-2.7%
Cash Flow used in Investing Activities	(25.6)	(42.5)	66.3%
Cash Flow used in Financing Activities	(57.1)	(2.6)	-95.4%
Effects of exchange rates	1.6	0.1	-93.9%
Change in cash and cash equivalents	**(7.1)**	**27.0**	
Cash and cash equivalents at beginning of period	35.6	24.0	-32.6%
Cash and cash equivalents at end of period	**28.5**	**51.0**	**79.1%**

Balance sheet

(Euro million)	Dec. 31 2000	Sept. 30 2001	Change in %
Current assets			
Cash and cash equivalents	24.0	51.0	112.5%
Accounts receivables, less allowance	108.7	105.2	-3.2%
Inventories	80.6	85.4	6.0%
Other current assets	30.1	28.1	-6.6%
Total current assets	**243.4**	**269.7**	**10.8%**
Property, plant and equipment	179.5	178.3	-0.7%
Goodwill and other intangible assets	320.3	317.1	-1.0%
Long-term investments and other assets	73.7	83.4	13.2%
ASSETS	**816.9**	**848.5**	**3.9%**
Current liabilities			
Short-term debt and current portion of long-term debt	93.7	102.3	9.2%
Other current liabilities	153.9	145.5	-5.5%
Total current liabilities	**247.6**	**247.8**	**0.1%**
Long-term debt	34.5	35.4	2.6%
Pension and other non-current liabilities	36.1	37.3	3.3%
Shareholders´equity	498.7	528.0	5.9%
LIABILITIES AND SHAREHOLDER'S EQUITY	**816.9**	**848.5**	**3.9%**
Employees (on the relevant date)	3,255	3,486	7.1%

Cash Flow statement and balance sheet

Cash Flow

At €72.0 million, the cash flow from operating activities almost reached the previous year's €74.0 million.
€42.5 million (+66.3%) was spent on investments.
SCHWARZ PHARMA invested €14.2 million in tangible assets (nitrate production in Ireland in particular) and €28.3 million in intangible assets (especially stakes in collaboration partners and the contingent purchase price for the Spanish affiliate).
Funds used in financing activities totaled €2.6 million. This was caused by an increase in indebtedness of €9.5 million and the dividend payment of €12.1 million.

The liquid funds of the SCHWARZ PHARMA Group as per September 30 increased by 79.1% to €51.0 million due to the proceeds from sale of the joint venture AXCAN SCHWARZ LLC. The intention is to use these funds during the fourth quarter to repay debts.

Balance Sheet

The increase in liquid funds in particular led to an increase in the balance-sheet total of 3.9% to €848.5 million as per September 30, 2001 compared with December 31, 2000. The equity ratio was 62.2% compared with 61.0% in December 2000.

Employees

As per September 30, 2001, the number of employees rose by 231. The new employees are largely employed in the Marketing and Sales, Production and Research & Development divisions.

The third quarter of 2001

SCHWARZ PHARMA AG and Subsidiaries	Three months		
Income Statement (Euro million)	July–Sept. 2000	July–Sept. 2001	Change in %
Net sales	**174.4**	**184.1**	**5.6%**
Cost of goods sold	71.7	71.8	0.1%
Gross profit	102.7	112.3	9.3%
Selling, general and administrative expense	73.0	77.9	6.7%
Research and development expense	24.0	23.3	-2.9%
Amortization of intangible assets	9.6	9.2	-4.2%
Other operating income (expense) - net	2.7	1.2	–55.6%
Operating result	**(1.2)**	**3.1**	
Financial result	(0.6)	(1.2)	
Non-operating income (expense) - net	(0.6)	0.8	
Income before income taxes and minority interest	**(2.4)**	**2.7**	
Taxes on income	0.4	0.5	25.0%
Minority interest	(0.1)	(0.1)	0.0%
Net income	**(2.7)**	**2.3**	
Earnings per share (Euro)	(0.12)	0.10	

Statement of Cash Flows

(Euro million)	July–Sept. 2000	July–Sept. 2001	Change in %
Cash Flow from Operating Activities	25.3	(2.9)	
Cash Flow used in Investing Activities	(11.4)	(6.3)	-44.6%
Cash Flow from/used in Financing Activities	(15.2)	(11.0)	–27.4%
Effect of exchange rates	1.0	(3.3)	
Change in cash and cash equivalents	**(0.3)**	**(23.5)**	
Cash and cash equivalents at beginning of period	28.8	74.5	158.7%
Cash and cash equivalents at end of period	**28.5**	**51.0**	**79.1%**

Highlights of the third quarter
Turn-a-round: Positive result

The SCHWARZ PHARMA Group attained a sales volume of €184.1 million in the period from July to September 2001, corresponding to an increase of 5.6%.

The continued improvement in the product mix, i.e. a higher volume of high-margin products, led to stable cost of goods sold and therefore a 9.3% increase in gross profit. Sales, general and administrative costs rose by 6.7% to €77.9 million. Research and development costs showed a slight decline of 2.9% to €23.3 million. This is due to a more constant utilization of R&D services throughout the year by what are now ongoing clinical development activities.

An operating profit of €3.1 million was attained, following a loss of €1.2 million for the same quarter of last year. Consequently, a third quarter ended with a positive result for the first time since 1998.

The financial result corresponds to the current utilization of the loan facility. The pre-tax result rose to €2.7 million, compared with a loss of €2.4 million in the same quarter of last year. The result for the quarter after tax totaled €2.3 million, compared with a loss of €2.7 million for the third quarter of 2000.

Earnings per share were €0.10 in the third quarter of 2001.

Development projects – Special events

The Phase III clinical development program of rotigotine CDS, the Parkinson patch, will begin in November as planned. More than 1,200 patients in the early and advanced stages of Parkinson's disease are to be treated in double-blind and placebo-controlled studies for 12 months. The aim is to demonstrate the effectiveness and safety of the new dopaminergic agent rotigotine CDS, which is applied once a day to the skin in the form of a patch. In contrast to dopaminergic agents in tablet form, transdermal administration of rotigotine CDS may result in stable plasma levels, which may lead to improved efficacy and tolerance.

A pilot study with rotigotine CDS is due to start at the end of November to investigate the treatment of restless legs syndrome (RLS). Up to 9% of the population suffers from this condition, which is characterized by unpleasant hyperkinesia occurring primarily at night. Dopaminergic agents are thought to be an effective treatment for this condition.

The multi-national Phase IIb clinical study for our incontinence product with the active ingredient fesoterodine began on time. A total of approximately 800 patients are to be treated with the once-daily sustained-release formulation double-blind and placebo-controlled for twelve weeks. The anti-muscarinic agent fesoterodine is a patent-protected new chemical entity developed by SCHWARZ PHARMA. The product is characterized by its known mechanism of action and it is believed to offer patients good results with fewer side effects than comparable drugs.

A double-blind, placebo-controlled Phase II study involving the active substance harkoseride for the treatment of neuropathic pain has begun in the beginning of June. A total of approximately 120 patients will be involved in this study. Further studies are planned.

A Phase II dose-finding and tolerance study on the use of harkoseride to treat epilepsy is in progress since May, involving a total of approximately 100 patients. Preparations are currently underway for Phase IIb studies.

Other events

In September, we officially opened the new leading edge technology pharmaceutical production plant for nitrate active ingredients in Ireland in the presence of the Irish Prime Minister. Our fine chemicals subsidiary SIFA is one of the largest suppliers of a range of nitrate active ingredients worldwide. In addition, SIFA plays an important role in the production of other SCHWARZ PHARMA drugs and as a supplier of the new active ingredients for clinical studies in our development pipeline.

Outlook

We confirm our expectations: Sales are expected to rise by 3-4% for the 2001 financial year and we anticipate an approximately 15% underlying increase in net profit for the year - excluding extraordinary events - generated by a significant increase in the operating profit. If the non-recurring gain recorded in the 2nd quarter is taken into account, the net income for 2001 is estimated to more than double.

Financial Calendar:

February 19, 2002	4th Quarter Report 2001; Preliminary Report 2001; Press- and Analyst's Conference
May 7, 2002	1st Quarter Report 2002
May 15, 2002	Annual Meeting of Shareholders
July 31, 2002	2nd Quarter Report 2002
November 6, 2002	3rd Quarter Report 2002

SCHWARZ
PHARMA

Our annual report and further information can be found on the internet:

www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany

Phone +49-(0) 21 73-48-13 77 and -12 38
Fax +49-(0) 21 73-48-18 56
E-mail info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-(0) 21 73-48-18 66
E-mail antje.witte@schwarzpharma.com

53820

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

February 19 2002 – Fourth Quarter Report:

SCHWARZ PHARMA Exceeds Sales and Earnings Expectations

- Proposed dividend and bonus: 1.20 Euro
- Sales and earnings potential in the U.S. by omeprazole
- All five pipeline projects are progressing well

In the fiscal year 2001 the SCHWARZ PHARMA Group increased sales by 4.3% to €767.7 million. Operating profit went up by €20 million to € 16.5 million following an operating loss in 2000.Net income 2001 tripled to € 40.5 million.

"The year 2001 was a good year for SCHWARZ PHARMA. We will therefore propose the Annual Meeting of Shareholders a dividend per share of € 1.20 in total, " *resumes Patrick Schwarz-Schütte, Chief Executive Officer* SCHWARZ PHARMA AG. "We exceeded our sales target and earnings targets especially – despite an other increase by seventeen percent in research and development expense. Today our development pipeline includes one project in clinical phase III and four projects in phase II, all of them had been progressed further in 2001."

International Sales 70%

The German sales organization increased sales by 5.7% to € 210.1 million. Adjusted for sales of the divested product LIPREVIL®, sales growth in the German subsidiary amounted to 12%. Primary contributors were the gastrointestinal drug RIFUN® (pantoprazol) and PROSTAVASIN® (alprostadil) for peripheral arterial occlusive diseases and recent launches such as the anti-hypertensive agent PROVAS® (valsartan) and the anti-asthmatic drug ATMADISC® (salmeterol/fluticason). European sales excluding Germany rose by 5.2% to € 285.5 million, despite the price reductions in Spain ordered by the government. SCHWARZ PHARMA-Group attained its greatest increases in Italy as well as in the East European markets. SCHWARZ PHARMA increased sales in the U.S. by 6.0% to € 230.9 million. Growth was contributed to by the cardio-vascular drugs, the ACE inhibitor UNIVASC®/UNIRETIC® (moexi-pril/moexipril HCTZ) and the chronotherapeutic calcium-antagonist VERELAN® PM (verapamil HCL). Sales volume rose in Asia, primarily in China and the Philippines, by 53.4% to €17.7 million due to a solid performance of the core business supplemented by product launches.

Earnings development January to December 2001 –
High-margin products – clearly improved operating result

Gross profit as of December 31, 2001 grew more strongly than sales with an increase of 8.0% to € 466 million. The primary contributors were new products and products with higher contribution margins (e.g. UNIVASC®, VERELAN® PM and the nitrate group) as well as supply chain optimization.

Selling, general and administrative expense rose by 4% to € 313.2 million. Despite launching new products and the expansion of the sales force, sales expense did not rise quite as fast as sales. Research and development expense rose by 17.0% to €107 million. This increase is due to progress in projects in the pipeline, a consequence of the increased number of clinical studies carried out in 2001.

Amortization of intangible assets decreased by 17.2% to € 38.4 million. Other operating income and expenses profited from the sale of technology no longer required in the research and development division and improved by € 6 million to € 10.4 million.

Operating profit for 2001 therefore increased by € 20.1 million to € 16.5 million after a loss of € 3.6 million in 2000.

The deferred purchase price of € 42.9 million received at the end of June 2001, increased non-operating income to € 53 million. AXCAN Pharma Inc., Canada paid the remaining purchase price for the 1999 acquisition of all shares in the joint venture Axcan Schwarz LLC ahead of schedule. Income before taxes therefore rose by € 47.3 million to € 65.1 million. The tax rate was 38%, corresponding to tax of € 24.8 million. Net income tripled to € 40.5 million or € 1.84 per share. Excluding the special earnings from Axcan, net income for 2001 totaled € 16.1 million, an increase of 18.4%.

Cash Flow Statement and Balance Sheet: Employees

At € 71.2 million cash flow from operating activities declined by 31%. Optimization of inventory management led to a clear reduction of inventories in 2000 and corresponding cash inflows. This was not repeated in 2001. Investments totaled € 95.6 million after € 41.4 million in the previous year. SCHWARZ PHARMA invested in tangible assets for the nitrate plant in Ireland, machines and laboratory equipment, product rights and stakes. Cash flow from financing activities totaled € 31.8 million. The liquid funds of the SCHWARZ PHARMA Group as of December 31, 2001 increased by 34.5% to € 32.3 million.

As a consequence of the investments, the balance total as of December 31, 2001 increased by 10.8% to € 904.9 million compared with December 31, 2000. The equity ratio was 60.0% compared with 61.0% in the previous year.

As of December 31, 2001 the number of employees rose by 287 to 3,542. On a yearly average the number of employees rose by 195 to 3,428.The new employees are largely employed in the research and development, marketing and sales and the production divisions.

Sales and earnings potential by omeprazole in the U.S.
SCHWARZ PHARMA has formulations patents and a tentative approval for omeprazole generic 10mg and 20mg. The substance omeprazole went off patent October 2001. In the trail ongoing, SCHWARZ PHARMA is confident of its legal position as SCHWARZ PHARMA does not infringe AstraZeneca's formulation patents. Marketing of this product could contribute substantially to the company's financial performance and to resources for innovation and acquisition.

Progress in development pipeline
The phase III international clinical development program of rotigotine CDS, the Parkinson patch, began in November 2001. More than 1,200 patients in the early and advanced stages of Parkinson's disease are to be treated in double-blind placebo-controlled studies. The aim is to demonstrate efficiacy and safety of the new dopaminergic agent rotigotine CDS which is applied once a day to the skin in the form of a patch. In contrast to dopaminergic agents in tablet form, transdermal administration of rotigotine CDS results in stable plasma levels, which may lead to improved efficacy and tolerance.

A phase II pilot study with rotigotine CDS to investigate the treatment of restless legs syndrome (RLS) began at the end of November 2001.

The multi-national phase IIb clinical study for our incontinence product with the active ingredient fesoterodine started at the beginning of October 2001. A total of 800 patients are to be treated with the once daily sustained-release formulation, in double-blind placebo-controlled studies. The anti-muscarinic agent is a patent protected new chemical entity developed by SCHWARZ PHARMA. The product is characterized by its known mechanism of action and may offer patients better efficiacy with fewer side effects than comparable drugs.

Additional clinical phase II studies started with harkoseride in epilepsy and neuropathic pain in February 2002.

Key data:

SCHWARZ PHARMA-Group **Mio.EUR** US GAAP	*Jan.-Dec. 2000*	*Jan.-Dec.* 2001*	*Change in %*
Sales	736.2	767.7	+4.3%
Gross profit	431.6	466.0	8.0%
Research and development expense	91.5	107.0	+17.0%
Operating result	(3.6)	16.5	n.m.
Income before taxes	17.8	65.1	+265.7%
Net income	13.6	40.5	+197.8%
Cash flow from Operating Activities	103.2	71.2	-31.0%
Cash flow used in Investing Activities	(41.4)	(95.6)	+66.3%
Cash flow used in/provided by Financial Activities	(74.4)	31.8	n.m.
Earnings per share (EUR)	0.62	1.84	
Total Assets	817.0	904.9	+10.8%
Shareholder's Equity	498.7	543.3	+8.9%
Employees	3,255	3,542	+8.8%

The information here is based on provisional, unaudited figures. SCHWARZ PHARMA will present its Annual Report for 2001 in April 2002.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

SCHWARZ
PHARMA

Schwarz Pharma Aktiengesellschaft

Monheim

- Security Code No. 722 190 -

Invitation
to the Ordinary General Meeting

We take pleasure in herewith inviting our shareholders to the

Ordinary General Meeting

convened for

Wednesday, 9th May 2001 at 10:00 a.m.

at the CCD-Ost, Kongreßzentrum Düsseldorf, Stockumer Kirchstraße No. 61, 40474 Düsseldorf

Agenda and summary of proposals for resolutions

1. **Presentation of the approved Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2000 including, in each case, the Management Report and of the Report of the Supervisory Board for the fiscal year 2000.**

2. **Resolution on the appropriation of distributable profits**

The Executive Board and the Supervisory Board propose that the distributable profit of EUR 12,380,091.41 (DM 24,213,354.18) for the fiscal year 2000 be used as follows:

2.1	Payment of a dividend of EUR 0.55 (DM 1.08) per share	
		EUR 12,096,425.00 (DM 23,658,550.91)
2.2	Profits to be carried forward	EUR 283,666.41 (DM 554,803.27)
		EUR 12,380,091.41 (DM 24,213,354.18)

3. **Resolution on the ratification of the acts of management of the Executive Board for the fiscal year 2000**

The Executive Board and the Supervisory Board propose that the acts of management of the Executive Board for the fiscal year 2000 be ratified.

4. **Resolution on the ratification of the acts of management of the Supervisory Board for the fiscal year 2000**

The Executive Board and the Supervisory Board propose that the acts of management of the Supervisory Board for the fiscal year 2000 be ratified.

5. **Election of the auditor for the fiscal year 2001**

The Supervisory Board proposes that Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, be appointed auditor of SCHWARZ PHARMA AG and of the SCHWARZ PHARMA Group for the fiscal year 2001,

6. **Resolution on the cancellation of the existing Authorized Share Capital I and Authorized Share Capital II, creation of a new Authorized Share Capital and corresponding amendments to the Articles of Association**

The Executive Board and the Supervisory Board propose that the authorizations granted according to Article 5 subsections 3 and 4 of the Articles of Association to make use of the Authorized Share Capital I and of the Authorized Share Capital II be cancelled and that simultaneously a new Authorized Share Capital amounting to up to EUR 29,302,000.00 be resolved on and that the Executive Board be authorized, when making use of the Authorized Share Capital, to exclude, with the consent of the Supervisory Board, the pre-emptive right of the shareholders.

7. Resolution on the authorization to acquire own shares pursuant to Sec. 71 subsection 1 No. 8 of the German Stock Corporation Act and simultaneous modification of the authorization to issue and sell own shares already acquired by the Company pursuant to Sec. 71 subsection 1 No. 8 of the German Stock Corporation Act as well as amendment of the provisions regarding the Conditional Share Capital in Article 5 subsection 9 of the Articles of Association

The Executive Board and the Supervisory Board propose that the Company be authorized to acquire on or before 8th November 2002, own shares up to 10 per cent. of the current share capital and that the Executive Board be authorized to sell or issue, with the consent of the Supervisory Board, otherwise than through a Stock Exchange or through offers to all shareholders, own shares acquired on the basis of this or any other authorization and/or to redeem such shares partly or completely with the consent of the Supervisory Board without any further resolution to be passed by the General Meeting. As own shares may also be used to fulfill the Company's obligation under the Executive Stock Option 2000, Article 5 subsection 9 of the Articles of Association containing the provisions regarding the Conditional Share Capital resolved on for this purpose shall be amended.

8. Cancellation of the Conditional Share Capital under Article 5 subsection 7 of the Articles of Association and further amendments to the Articles of Association

The Executive Board and the Supervisory Board propose that the Conditional Share Capital under Article 5 subsection 7 of the Articles of Association be cancelled following the expiry of the Convertible Bonds issued on the basis of the authorization granted by the General Meeting of 28th May 1997 and that the Articles

of Association be modified in Article 14 subsection 2 (Resolutions of the Supervisory Board) and in Article 19 subsection 1 (Attendance of General Meetings).

9. Election to the Supervisory Board

Since two members of the Supervisory Board as representatives of the shareholders have resigned with effect to the end of the General Meeting, the Supervisory Board proposes that Messrs. Dr. Terence Eaves, London, United Kingdom, former director and member of the board of Glaxo Research and Development Ltd., as well as Dr. Rüdiger Hauffe, Icking, Germany, business consultant and former chairman of the management board of SmithKline Beecham Pharma GmbH be elected as members of the Supervisory Board. The General Meeting is not tied to these proposals.

Attendance of the General Meeting

Only shareholders who deposit their shares during regular business hours with our Company, a German notary, a collective security-deposit bank or with one of the depositories listed below at the latest by 2nd May 2001 until the end of the General Meeting shall be entitled to participate in the General Meeting and to exercise their voting rights:

- Deutsche Bank AG
- Dresdner Bank AG
- Commerzbank AG
- HSBC Trinkaus & Burkhardt KGaA
- Sal. Oppenheim jr. & Cie KGaA

The deposit shall also be deemed to have been properly effected if shares are held blocked, with the approval of a depository, with other banks until the end of the General Meeting. The depositories or the Company will issue tickets which will entitle to attend the General Meeting.

The complete invitation to the meeting with the complete text of proposals to be resolved upon is published in the Federal Gazette No. 61 of 28.03.2001. For details of the agenda and the requirements to participate in the General Meeting, please refer to the notice as published in the Federal Gazette.

The Executive Board
Monheim, March 2001

Schwarz Pharma Aktiengesellschaft

Monheim

- Security Code No. 722 190 -

Invitation

to the Ordinary General Meeting

We take pleasure in herewith inviting our shareholders to the

Ordinary General Meeting

convened for

Wednesday, 10th May 2000 at 10:00 a.m.

at the CCD-Ost, Kongreßzentrum Düsseldorf, Stockumer Kirchstraße No. 61, 40474 Düsseldorf

Agenda and summary of proposals for resolutions

1. **Presentation of the established Annual Financial Statements including the Management Report and the Consolidated Financial Statements for 1999 and the Report of the Supervisory Board for the financial year 1999.**

2. Resolution on the Appropriation of distributable profits

The Board of Managing Directors and the Supervisory Board propose that the distributable profit of DM 52,442,183.56 for the financial year 1999 shall be used as follows:

2.1	Payment of a dividend of DM 2.00 per share	DM	43,988,230.00
2.2	Profits to be carried forward	DM	8,453,953.56
		DM	52,442,183.56

3. Resolution on the Ratification of the Acts of Management of the Board of Managing Directors for the financial year 1999

The Board of Managing Directors and the Supervisory Board propose that the Acts of Management of the Board of Managing Directors for the financial year 1999 shall be ratified.

4. Ratification of the Acts of Management of the Supervisory Board for the financial year 1999

The Board of Managing Directors and the Supervisory Board propose that the Acts of Management of the Supervisory Board for the financial year 1999 shall be ratified.

5. Election of the auditor for the financial year 2000

The Supervisory Board proposes that Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, shall be appointed auditor of SCHWARZ PHARMA AG and of the SCHWARZ PHARMA Group for the financial year 2000,

6. Resolution on the authorisation to issue convertible bonds (Wandelschuldverschreibungen) to the Managing Directors, members of the management staff and other key employees, creation of conditional share capital and amendment of the Articles of Association resulting therefrom

The Board of Managing Directors and the Supervisory Board propose to authorise the Board of Managing Directors to issue, until 9th May 2004, subject to approval by the Supervisory Board and in accordance with the terms of the "Executive Stock Option Plan 2000", once or repeatedly interest-bearing convertible bearer bonds and amounting up to a total sum of EUR 4,160,000.00 each with a term of up to ten years to the group of entitled persons mentioned in the Executive Stock Option Plan 2000, and to conditionally issue the share capital by an amount not exceeding EUR 4,160,000.00 by way of issuance of up to 1,600,000 bearer shares. The subscription right of the shareholders is excluded.

Deposit of shares

Only shareholders who deposit their shares during regular business hours with our company, a German notary, a collective security-deposit bank or with one of the depositories listed below at latest by 3rd May 2000 until the end of the General Meeting shall be entitled to participate in the General Meeting and to exercise their voting rights:

- Deutsche Bank AG
- Dresdner Bank AG
- Commerzbank AG
- HSBC Trinkaus & Burkhardt KGaA
- Sal. Oppenheim jr. & Cie KGaA

The deposit shall also be deemed to have been properly effected if shares, with the approval of a depository, are held blocked for it with other banks until the end of the General Meeting. The depositories or the company will issue tickets which will entitle to attend the General Meeting.

In case of deposits of the shares with a German notary or a German collective security-deposit bank, please present the Statement of Confirmation not later than 4th May 2000 to the company.

We point out that that shareholders may in the General Meeting on 10th May 2000 vote by proxy. If accordingly authorised the proxy may also be a bank or a shareholders' association.

The complete invitation to the meeting with the complete text of proposals to be resolved upon is published in the Federal Gazette No. 63 of March 30th, 2000. For details of the agenda and the participation in the General Meeting, please refer to the notice as published in the Federal Gazette.

The Board of Managing Directors
Monheim, April 2000

02 FEB 13 AM 8:07

Translation from the German Language

ARTICLES OF ASSOCIATION

of

Schwarz Pharma Aktiengesellschaft
with its registered office in Monheim

in the version of May 09, 2001 (Certificate no.Z 1115/ 2001 under supervision of the notary Dr. Norbert Zimmermann in Düsseldorf)

I.

General Provisions

§ 1

Registered Office and Company

(1) The name of the Company is:

Schwarz Pharma Aktiengesellschaft.

(2) The registered office of the Company is in Monheim.

§ 2

Purpose of the Company

(1) The purpose of the Company is the production, marketing and sales of drugs and pharmaceutical-chemical or cosmetics products.

(2) The Company is authorized to conduct all transactions and take all measures which further the purpose of the Company.

(3) The Company is authorized to establish branch offices, plants and/or subsidiaries, in Germany and abroad, and to acquire and participate in other enterprises.

(4) The Company may execute all types of contracts between enterprises, and may divide or leave its business either entirely or partially to affiliated enterprises. Further, it may merge enterprises in which it participates under its own direction or may confine itself to the management of such enterprises.

§ 3

Duration of the Company

The Company's duration is not limited to a specific amount of time.

§ 4

Notices

Notices of the Company are to be published in the Federal Gazette (Bundesanzeiger).

II.

Share Capital and Shares

§ 5

Share Capital

(1) The share capital of the Company amounts to EUR 58.604.000,00 (in words: fifty-eight million six hundred four thousand Euro).

(2) The share capital is divided into individual share certificates. It consists of 22.540.000 ordinary bearer shares.

(3) The Managing Board is authorized, subject to the approval of the Supervisory Board, to increase the share capital up to a total amount of EUR 29.302.000,00 (Authorized Capital) either once or more than once before May 08, 2006 through the issuance of new bearer shares against cash or contributions in kind.

Ordinary shares and/or non-voting preferred shares may be issued. To the extent non-voting preferred shares are issued with respect to the authorized capital, these shall be structured with deferrable preferred dividends. In addition to the deferrable preferred dividends, a non-deferrable additional dividend may be offered. The preferred shares may be deemed equal to respective non-voting preferred shares already issued with respect to the distribution of profits and company assets.

Shareholders shall be granted subscription rights to the extent the Managing Board, subject to the approval of the Supervisory Board, does not exercise of one of the following granted authorizations to exclude subscription rights. The Managing Board, subject to the approval of the Supervisory Board, is authorized:

- to exclude subscription rights of shareholders in the context of a one-time or repeated increase of the capital against cash of up to a total of EUR 1.170.000,00 if the new shares are issued to employees of the company or to employees of affiliated enterprises within the meaning of §§ 15 et seq. of the Stock Corporation Act (Aktiengesetz),

- to exclude subscription rights of shareholders in the context of a one-time or repeated use of Authorized Capital up to a maximum of 10 % of the share capital of the Company which is existing at the time of the first-time exclusion of subscription rights under § 186 paragraph 3 sentence 4 of the Stock Corporation Act. The maximum limitation of 10 % of the share capital up to which the exclusion of subscription rights of shareholders is permitted has to take into account and to include the issuance of shares under exclusion of subscription rights under § 186 paragraph 3 sentence 4 of the Stock Corporation Act based on another authorization during the term of the authorization period for the Authorized Capital. In case the Managing Board makes use of the authorization to exclude subscription rights of shareholders, the issue price of the new shares may not be substantially lower than the exchange price of the existing shares as quoted at the time the issue price is determined, which should take place as close as possible to the time the shares are initially placed,

- to exclude subscription rights of shareholders in the context of a one-time or repeated capital increase against contributions in kind,

- to exclude subscription rights of shareholders to the extent necessary to guarantee the holders of previously issued subscription rights and options and/ or conversion rights of Schwarz Pharma AG or options and/ or convertible debt of a 100 % directly or indirectly affiliated company subscription rights to new shares that they would be entitled to upon exercise of the guaranteed subscription, option and/ or conversion rights.

The Managing Board is further authorized, subject to the approval of the Supervisory Board, to exclude fractional amounts from subscription rights and, during simultaneous issues of ordinary bearer shares and non-voting preferred shares in connection with a first-time (partial) use of authorized capital by the issuance of non-voting preferred shares and in observance of the existing participation relationships of both classes of shares, to exclude subscription rights of holders of shares of one class of shares from purchasing another class.

The Managing Board, subject to the approval of the Supervisory Board, is authorized to determine the further content of share rights and the conditions of share issues. The Supervisory Board is authorized to adapt the wording Articles of Association accordingly to reflect the capital increase from Authorized Capital or after expiration of the authorization period.

(4) repealed

(5) The Company reserves the right to issue additional non-voting preferred shares, which shall have equal rights upon a distribution of profits or of the Company's assets as the pre-existing non-voting preferred shares.

(6) The Managing Board is authorized to issue new shares from the Authorized Capital to employees of the Company or its affiliates.

(7) repealed

(8) The share capital is conditionally increased up to EUR 20.800.000,--, divided into up to 8.000.000 ordinary bearer shares (Conditional Capital II). The conditional capital increase will only be implemented to the extent that, before May 31, 2003, holders of future issued options or convertible debt of the Company, or a directly or indirectly 100% affiliated enterprise of Schwarz Pharma AG, exercise their options and/or conversion rights, or holders of convertible debt obligated to convert their debt perform their obligation to convert. The new shares shall participate in profits starting from the beginning of the fiscal year in which they come into being through the exercise of options and/or conversion rights or through the performance of conversion obligations. The Managing Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5

of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

(9) The Company's share capital is conditionally increased through the issuance of new shares by an amount of up to EUR 4.160.000,-- divided up to 1.600.000 ordinary bearer shares (Conditional Capital III). The conditional capital increase will only be implemented to the extent that the bearers of convertible bonds issued by Schwarz Pharma Aktiengesellschaft on the basis of the authorization granted by the Shareholders' Meeting of May 10, 2000 exercise their conversion rights to exchange the bonds for new shares. The new shares shall participate in profits starting at the beginning of the business year in which they, through the exercise of conversion rights, come into being. The Managing Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

§ 6

Shares

(1) The shares are bearer shares.

(2) The form and content of the share certificates, coupons and renewal coupons of the Company shall be determined by the Managing Board, subject to the approval of the Supervisory Board. The same applies to bonds and warrants.

(3) The Company is authorized to consolidate groups of 10, 50, 100, 500, or 1000 individual shares into one multiple share certificate (global certificate).

A shareholder may request the issuance of only one multiple share certificate (global certificate) to cover the shares that he holds. However, for the purpose of a transaction that affects the disposition of the shares, whether the shares are disposed of in exchange for money, as a gift or for the purpose of providing collateral, a shareholder may request a multiple share certificate (global certificate) to cover the amount of shares that are the subject of such disposition and/or collateral.

The foregoing requests may also be fulfilled by the Company through the issuance of individual share certificates and/or one or more multiple share certificates (global certificates) in multiples of 10, 50, 100, 500, or 1000 shares each.

Further requests for individual documentation of shares are excluded, unless the shareholder is willing to pay the expenses incurred for such individual documentation. The Company may condition the issuance of individual share certificates upon a written statement by the shareholder that he will assume the costs of the individual documentation, as well as upon the delivery of an appropriate deposit.

III.
The Managing Board

§ 7
Composition of the Managing Board

(1) The Managing Board shall consist of at least two members.

(2) The Supervisory Board shall appoint the members of the Managing Board and determine their number. It can appoint alternate members of the Managing Board.

(3) The Supervisory Board shall appoint a member of the Managing Board to serve as its Chairman. It can appoint a Vice Chairman.

§ 8
Representation of the Company

(1) The Company shall be legally represented by two members of the Managing Board or by one member of the Managing Board together with a designated representative (Prokurist).

(2) Alternate members of the Managing Board shall have representative powers equal to those of full members.

(3) The Supervisory Board can exempt individual or all members of the Managing Board from the restriction on multiple representation set forth in § 181 of the German Civil Code (BGB). The exemption from the restriction on multiple representation set forth in § 181 of the BGB can be revoked at any time.

§ 9

Limitations on the Authority of the Managing Board

The Managing Board is obligated, vis-à-vis the Company, to adhere to limitations on its management authority set by either the Supervisory Board or the Articles of Association, or a resolution adopted at the Shareholders' Meeting pursuant to § 119 of the Stock Corporation Act (AktG).

IV.

The Supervisory Board

§ 10

Composition, Term of Office, Resignation

(1) The Supervisory Board of the Company shall consist of nine members. Six members are elected at the Shareholders' Meeting according to the Stock Corporation Act and three by the employees pursuant to the Industrial Relations Act of 1952.

(2) Each member of the Supervisory Board shall be elected for a period lasting through the conclusion of the Shareholders' Meeting at which the formal approval of such member's action in office in the fourth year after the commencement of such member's term in office is decided. The year in which a term begins is not counted in this calculation. The Shareholders' Meeting can determine a shorter term of office for a shareholder elected member of the Supervisory Board at the time of election.

(3) Replacement members can be elected for the Supervisory Board members; the order in which replacement members succeed to the positions of prematurely resigning shareholders members shall be determined upon election of the replacement members.

(4) In the event that a replacement member of the Supervisory Board is elected to fill the position of a prematurely resigning member, he shall hold that office for the duration of the resigned member's term, to the extent not otherwise determined at the Shareholders' Meeting. In the event that a replacement member of the Supervisory Board fills a vacancy left by a shareholder elected member, his office shall terminate at the conclusion of the next Shareholders' Meeting or the one after that, if at either such meeting an election is held for the office of the resigned member, and otherwise at the end of the normal term of the resigned member. If a replacement member's term ends prematurely, such replacement member shall reassume his original position as replacement member, provided such replacement member was elected to fill the positions of more than one resigning member.

(5) For elections of shareholder members or replacement members of the Supervisory Board, the Chairman of the Shareholders' Meeting may submit for shareholder vote lists of replacements nominated by either the Supervisory Board or the shareholders. In the event that a list of replacement members is approved, such replacement members shall fill the positions left vacant by prematurely resigning Supervisory Board members in the order in which they are named on the list, subject to any other arrangement decided in the election.

(6) The members and replacement members of the Supervisory Board may, without providing a reason, resign from office by submitting two weeks' written notice to the Managing Board.

§ 11
Authority of the Supervisory Board

(1) The Supervisory Board, in its entirety, has the right to supervise the leadership of the Managing Board at any time, and correspondingly to examine and inspect all books and papers as well as the assets of the Company. During such inspection of company documents, the Supervisory Board shall be represented by its Chairman or, if he is prevented from so acting, by his Vice Chairman.

(2) The Managing Board shall keep the Supervisory Board regularly informed to the extent provided for by law. In addition, the Supervisory Board can demand reports

concerning Company matters, concerning its legal and business relationships with affiliated enterprises as well as business transactions by such enterprises that could substantially influence the position of the Company.

§ 12
The Chairman of the Supervisory Board

(1) The Supervisory Board shall elect a Chairman and Vice Chairman from its members for the term set forth in § 10, paragraph (2). The election shall take place directly following the Shareholders' Meeting at which the Shareholder members of the Supervisory Board were elected, in a session occurring without separate invitation.

(2) In the event that the Chairman or the Vice Chairman leaves office prematurely, the Supervisory Board shall hold a replacement election without delay.

§ 13
Calling of Supervisory Board Meetings

(1) Supervisory Board meetings shall be called by the Chairman by delivering a written agenda three weeks prior to the meeting. In urgent cases, the Chairman can reduce the notice period to as little as three days and can call the meeting in person, by telephone, telefax or telegraph.

(2) In the event that more than one Supervisory Board member is absent from the adoption of a resolution, and the absent members fail to submit a proxy vote, then the adoption of the resolution can be postponed at the request of at least two present Supervisory Board members. In the event of such postponement, the new adoption of resolutions will take place at the next regular meeting of the Supervisory Board, to the extent that no special meeting has been called for that purpose. A second minority request for postponement of the adoption of resolutions shall not be granted.

(3) This does not apply to the provisions of § 110 of the Stock Corporation Act.

§ 14

The Adoption of Resolutions

(1) Resolutions of the Supervisory Board are ordinarily adopted during board meetings. The Chairman of the Supervisory Board shall determine the order of business and the manner in which votes are to be taken. A record shall be kept of the discussions and resolutions of the Supervisory Board and shall be signed by the Chairman of the Supervisory Board.

(2) The adoption of resolutions in writing, by telephone, by facsimile, telegraph or telex or other means of telecommunication and electronic data transfer is permitted, provided the Chairman of the Supervisory Board decides on this form of adoption. Resolutions which were not adopted in meetings shall be recorded by the Chairman and distributed to each member.

(3) The Supervisory Board is authorized to adopt resolutions when at least five of its members take part in the vote on such resolutions. Absent members can participate in the adoption of resolutions by casting their vote in writing, to be submitted by another member.

(4) Resolutions of the Supervisory Board require a simple majority of votes cast, to the extent that no other majority is required by law. In the event of a tie, a revote on the same issue must be taken not more than one month but not earlier than four days after the first vote; in the event of a second tie, the Chairman of the Supervisory Board shall have the deciding vote.

(5) The Chairman is authorized to implement the resolutions of the Supervisory Board and to submit the required declaration of intent.

(6) The appointment and removal of Managing Board members, like the appointment and removal of the Chairman of the Managing Board and his Deputy, are obligations of the Supervisory Board. The resolution requires a simple majority of all Supervisory Board members.

(7) The invalidity of a Supervisory Board resolution can only be asserted within one month after submission of the meeting minutes.

§ 15

Rules of Procedure, Advisory Councils

(1) The Supervisory Board shall provide its own rules of procedure.

(2) The Supervisory Board can appoint advisory councils for special purposes, whose members need not be Supervisory Board members. It can create rules of procedure for such Advisory Councils and determine the compensation of its members.

§ 16

Supervisory Board Committees

(1) The Supervisory Board may form one or more committees from among its members. To the extent permitted either by law or by the Articles of Association, the decision making authority of the Supervisory Board can be delegated to its committees.

(2) For the adoption of resolutions in Supervisory Board committees, the rules set forth in § 14, paragraph (4), shall apply by analogy, subject to the proviso that for votes resulting in a tie, the vote of the Chairman of the Supervisory Board shall be decisive, as long as he is a member of the committee. In addition, the provisions regarding the legal nature of the Supervisory Board shall apply correspondingly to its committees, to the extent that the law, the Articles of Association, and the rules of procedure do not contain divergent provisions.

§ 17

Compensation of the Supervisory Board

(1) The members of the Supervisory Board shall receive, in addition to compensation for expenses incurred, a fixed annual remuneration in the amount of EUR 15.338,76 payable quarterly.

(2) In addition, members of the Supervisory Board shall receive a bonus of EUR 306,78 for every EUR 0,05 by which the consolidated net profit for the year exceeds

EUR 1,02 per share. The consolidated net profit for the year per share is calculated by dividing the annual net profit from the financial statements by the number of outstanding voting and non-voting share certificates.

(3) The Chairman shall receive quadruple, and the Vice Chairman double, the amounts named in paragraph (1) and (2). Turnover tax shall be reimbursed by the Company to the extent the members of the Supervisory Board have a right to receive such reimbursement and they exercise this right.

(4) The aforementioned provisions shall take effect with respect to the activities of the members of the Supervisory Board as of fiscal year 1998.

V.

The Shareholders' Meeting

§ 18

Calling of Shareholders' Meeting

(1) The Shareholders' Meeting shall be called by the Managing Board or by the Supervisory Board, to be held in Monheim or at the office of a stock exchange in the Federal Republic of Germany.

(2) The notice of the Shareholders' Meeting must be published in the Federal Gazette (Bundesanzeiger) at least one month prior to the last day for the deposit of shares, not counting the day the notice is published or the last day for the deposit of shares.

§ 19

The Right to Participate

(1) Only those shareholders who deposit their shares with the Company or at such other locations specified in the meeting notice for the period beginning at the latest on the seventh day prior to the date of the Meeting until the conclusion of the Shareholders' Meeting shall be entitled to participate in the Shareholders' Meeting and exercise their voting rights. With the approval of a designated depository,

Shareholders may also comply with this requirement by depositing their shares in a blocked account at another banking institution for the period through the conclusion of the Shareholders' Meeting.

(2) Details with respect to the depositing of shares and the issuance of admission tickets shall be announced in the published invitation.

§ 20

Voting Rights

Each ordinary share shall have one vote. Holders of preferred shares have no voting rights. However, insofar as voting rights for preferred shares are required by law, each preferred share shall have one vote.

§ 21

Chairmanship of the Shareholders' Meeting

(1) The Shareholders' Meeting shall be chaired by the Chairman of the Supervisory Board, or in case of his absence, by the Vice Chairman or another member of the Supervisory Board, to be elected by the Supervisory Board. In the event that neither the Chairman of the Supervisory Board, nor the Vice Chairman, nor another member of the Supervisory Board is able to assume chairmanship of the Shareholders' Meeting, the Chairman of the Shareholders' Meeting shall be elected by the Shareholders' Meeting under the supervision of the oldest shareholder present.

(2) The Chairman of the Shareholders' Meeting shall lead the meeting; he shall determine the order of the points of discussion and the voting procedures.

§ 22

Resolutions

(1) Resolutions of the Shareholders' Meeting shall be adopted by a simple majority or, to the extent that a capital majority is required, by a simple majority of capital

represented, as long as the law and the Articles of Association do not mandatorily provide otherwise.

(2) The Chairman shall determine the form and further details of the voting. The voting results shall be determined by a count of the yes and no votes. The method of counting, which can, for example, be carried out through the subtraction of all yes and no votes and abstentions from all votes which were entitled to be cast, shall likewise be determined by the Chairman.

VI.

Annual Statement and Appropriation of Net Income

§ 23

Fiscal Year and Annual Statement

(1) The fiscal year shall begin on January 1 and end on December 31 of the same year.

(2) Within the first three months of each fiscal year, the Managing Board shall prepare the annual balance and the profit and loss statement plus supplement (Annual Statement) and the management report for the previous year and shall submit these to the auditor.

(3) The Supervisory Board shall submit its report to the Managing Board within one month after it has received the above-mentioned statements. In the event that this is not completed on time, The Managing Board shall immediately extend the deadline by, at most, one month. If the Supervisory Board report is not received by the Managing Board by expiration of this new deadline, then the annual statement shall count as not having been approved by the Supervisory Board.

§ 24

Appropriation of Net Earnings

(1) In the event of approval of the annual financial statements at the Shareholders' Meeting, half of the net income is to be allocated to reserves. Prior to making such a reserve deposit, however, amounts that are required by law to be deposited into

reserves as well as accumulated losses brought forward must first be deducted from the net income.

(2) If the Managing Board and the Supervisory Board approve the financial statements, the net income can be allocated, either in full or in part, to other revenue reserves. However, a portion of more than half of the net income may not be allocated to other such revenue reserves, to the extent that such revenue reserves exceed half of the share capital, or would exceed half of the share capital upon deposit of such surplus. The second sentence of paragraph 1 shall apply correspondingly.

(3) Paragraphs 1 and 2 notwithstanding, the Managing Board and the Supervisory Board may deposit the equity portion from the appreciation of fixed and current assets and the equity portion from the determination of taxable income required under German tax accounting rules, that are not permitted to be reported as specific items with an equity portion. The amount of these reserves must either be shown as a separate item on the balance sheet or in the notes.

(4) The Shareholders' Meeting can, in the resolution over the appropriation of net retained profits, place additional amounts in revenue reserves or carry forward such revenue.

(5) The shareholders have a right to be informed of net earnings, to the extent that this is not excluded from distribution to the shareholders by law or by resolution of the Shareholders' Meeting pursuant to paragraph (4) above or as an additional expense based on the resolution appropriating net retained profits.

(6) To the extent the Company issues non-voting preferred shares, that portion of the net retained profits to be distributed to the shareholders will be allocated in the following order:

(a) Payment of existing arrears consisting of the share in the profits due the preferred shares in previous years in the order in which the arrears were accrued.

(b) Payment of the share in the profits due the preferred shares for the prior fiscal year.

(c) Payment of a dividend on ordinary shares up to the amount paid to the preferred shareholders for the proportion of profits due the preferred shares for the prior fiscal year.

(d) Payment of possible additional dividends on ordinary and preferred shares, in relation to their stake in the share capital in such a way that the preferred shares receive an additional dividend in excess of that distributed to ordinary shares, to the extent that such was provided for in the issue of the preferred shares.

§ 25

Amended Version

The Supervisory Board is authorized to adopt amendments that involve only the wording of the Articles of Association.

§ 26

The Company assumes the costs for the transformation and formation, limited to EUR 76.693,78.

ARTICLES OF ASSOCIATION

of

Schwarz Pharma Aktiengesellschaft
with its registered office in Monheim

in the version of May 10, 2000 (Certificate no. 2120/2000 under supervision of the notary Dr. Norbert Zimmermann in Düsseldorf)

I.

General Provisions

§ 1

Registered Office and Company

(1) The name of the Company is:

Schwarz Pharma Aktiengesellschaft.

(2) The registered office of the Company is in Monheim.

§ 2

Purpose of the Company

(1) The purpose of the Company is the production, marketing and sales of drugs and pharmaceutical-chemical or cosmetics products.

(2) The Company is authorized to conduct all transactions and take all measures which further the purpose of the Company.

(3) The Company is authorized to establish branch offices, plants and/or subsidiaries, in Germany and abroad, and to acquire and participate in other enterprises.

(4) The Company may execute all types of contracts between enterprises, and may divide or leave its business either entirely or partially to affiliated enterprises. Further, it may merge enterprises in which it participates under its own direction or may confine itself to the management of such enterprises.

§ 3

Duration of the Company

The Company's duration is not limited to a specific amount of time.

§ 4

Notices

Notices of the Company are to be published in the Federal Gazette (Bundesanzeiger).

II.

Share Capital and Shares

§ 5

Share Capital

(1) The share capital of the Company amounts to EUR 58.604.000,00 (in words: fifty-eight million six hundred four thousand Euro).

(2) The share capital is divided into individual share certificates. It consists of 22.540.000 ordinary bearer shares.

(3) The Managing Board is authorized, subject to the approval of the Supervisory Board, to increase the share capital up to a total amount of EUR 9.504.916,07 (Authorized Capital I) either once or more than once before May 31, 2003 through the issuance of new bearer shares against cash or contributions in kind. Ordinary shares and/or non-voting preferred shares may be issued.

To the extent non-voting preferred shares are issued with respect to the authorized capital, these shall be structured with deferrable preferred dividends. In addition to the deferrable preferred dividends, a non-deferrable additional dividend may be offered. The preferred shares may be deemed equal to respective non-voting preferred shares already issued with respect to the distribution of profits and company assets.

Shareholders shall be granted subscription rights to the extent the Managing Board, subject to the approval of the Supervisory Board, does not exercise of one of the following granted authorizations to exclude subscription rights. The Managing Board, subject to the approval of the Supervisory Board, is authorized:

- to exclude subscription rights of shareholders in the context of a one-time or repeated capital increase against contributions in kind,

- to exclude subscription rights of shareholders in the context of a one-time or repeated increase of the capital of up to a total of EUR 1.150.406,73 if the new shares are issued to employees of the company or to employees of affiliated enterprises within the meaning of §§ 15 et seq. of the Stock Corporation Act (Aktiengesetz).

The Managing Board is further authorized, subject to the approval of the Supervisory Board, to exclude fractional amounts from subscription rights and, during simultaneous issues of ordinary bearer shares and non-voting preferred shares in connection with a first-time (partial) use of authorized capital by the issuance of non-voting preferred shares and in observance of the existing participation relationships of both classes of shares, to exclude subscription rights of holders of shares of one class of shares from purchasing another class. The Managing Board, subject to the approval of the Supervisory Board, is further authorized to exclude subscription rights to the extent necessary to guarantee the holders of previously issued subscription rights and options and/or conversion rights of Schwarz Pharma AG or options and/or convertible debt of a 100% directly or indirectly affiliated company subscription rights to new shares that they would be entitled to upon exercise of the guaranteed subscription, option and/or conversion rights.

The Managing Board, subject to the approval of the Supervisory Board, is authorized to determine the further content of share rights and the conditions of share issues. The Supervisory Board is authorized to adapt the wording Articles of Association accordingly to reflect the capital increase from Authorized Capital or after expiration of the authorization period.

(4) The Managing Board is authorized, subject to the approval of the Supervisory Board, to increase the Company's capital either once or more than once before June 4, 2001, through the issuance of new bearer shares against cash contributions with a nominal value of up to a total of EUR 19.306.381,43 (Authorized Capital II). Ordinary shares and/or non-voting preferred shares may be issued, the latter having the same rights as previously issued non-voting preferred shares with respect to the distribution of profits and company assets.

The shareholders shall be granted subscription rights. However, the Managing Board is authorized, subject to the approval of the Supervisory Board, to exclude fractional amounts from the subscription rights, and to exclude subscription rights for an amount of up to 10% of the share capital resulting from the first-time use of the authorized capital; in this case the issue price of the new shares may not be substantially lower than the exchange price of the existing shares as quoted at the time the issue price is determined, which should take place as close as possible to the time the shares are initially placed (§§ 203 paragraphs 1 and 2, § 186 paragraphs 3 and 4 of the Stock Corporation Act).

In the event that non-voting preferred shares have already been issued, during simultaneous issues of ordinary shares and non-voting preferred shares, the Managing Board is further authorized, subject to the approval of the Supervisory Board, to exclude the subscription rights of holders of one class of shares to purchase shares of the other class in order to maintain the participation ratio existing between the two classes. The Managing Board, subject to the approval of the Supervisory Board, shall have final determination in questions concerning the further details of share rights and conditions of share issuances.

The Supervisory Board is authorized to adapt the wording of the Articles of Association accordingly with respect to the implementation of the capital increase by way of the Authorized Capital.

(5) The Company reserves the right to issue additional non-voting preferred shares, which shall have equal rights upon a distribution of profits or of the Company's assets as the pre-existing non-voting preferred shares.

(6) The Managing Board is authorized to issue new shares from the Authorized Capital to employees of the Company or its affiliates.

(7) The Company's share capital is conditionally increased through the issuance of new shares by an amount of up to EUR 1.560.000,--, divided into up to 600.000 ordinary bearer shares (Conditional Capital I). The conditional capital increase will only be implemented to the extent that the bearers of convertible bonds issued by Schwarz Pharma Aktiengesellschaft on the basis of the authorization granted by the Shareholders' Meeting of May 28, 1997 exercise their conversion rights to exchange the

bonds for new shares. The new shares shall participate in profits starting at the beginning of the business year in which they, through the exercise of conversion rights, come into being. The Managing Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly for the respective utilization of the conditional capital.

(8) The share capital is conditionally increased up to EUR 20.800.000,--, divided into up to 8.000.000 ordinary bearer shares (Conditional Capital II). The conditional capital increase will only be implemented to the extent that, before May 31, 2003, holders of future issued options or convertible debt of the Company, or a directly or indirectly 100% affiliated enterprise of Schwarz Pharma AG, exercise their options and/or conversion rights, or holders of convertible debt obligated to convert their debt perform their obligation to convert. The new shares shall participate in profits starting from the beginning of the fiscal year in which they come into being through the exercise of options and/or conversion rights or through the performance of conversion obligations. The Managing Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

(9) The Company's share capital is conditionally increased through the issuance of new shares by an amount of up to EUR 4.160.000,-- divided up to 1.600.000 ordinary bearer shares (Conditional Capital III). The conditional capital increase will only be implemented to the extent that the bearers of convertible bonds issued by Schwarz Pharma Aktiengesellschaft on the basis of the authorization granted by the Shareholders' Meeting of May 10, 2000 exercise their conversion rights to exchange the bonds for new shares. The new shares shall participate in profits starting at the beginning of the business year in which they, through the exercise of conversion rights, come into being. The Managing Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

§ 6
Shares

(1) The shares are bearer shares.

(2) The form and content of the share certificates, coupons and renewal coupons of the Company shall be determined by the Managing Board, subject to the approval of the Supervisory Board. The same applies to bonds and warrants.

(3) The Company is authorized to consolidate groups of 10, 50, 100, 500, or 1000 individual shares into one multiple share certificate (global certificate).

A shareholder may request the issuance of only one multiple share certificate (global certificate) to cover the shares that he holds. However, for the purpose of a transaction that affects the disposition of the shares, whether the shares are disposed of in exchange for money, as a gift or for the purpose of providing collateral, a shareholder may request a multiple share certificate (global certificate) to cover the amount of shares that are the subject of such disposition and/or collateral.

The foregoing requests may also be fulfilled by the Company through the issuance of individual share certificates and/or one or more multiple share certificates (global certificates) in multiples of 10, 50, 100, 500, or 1000 shares each.

Further requests for individual documentation of shares are excluded, unless the shareholder is willing to pay the expenses incurred for such individual documentation. The Company may condition the issuance of individual share certificates upon a written statement by the shareholder that he will assume the costs of the individual documentation, as well as upon the delivery of an appropriate deposit.

III.

The Managing Board

§ 7

Composition of the Managing Board

(1) The Managing Board shall consist of at least two members.

(2) The Supervisory Board shall appoint the members of the Managing Board and determine their number. It can appoint alternate members of the Managing Board.

(3) The Supervisory Board shall appoint a member of the Managing Board to serve as its Chairman. It can appoint a Vice Chairman.

§ 8

Representation of the Company

(1) The Company shall be legally represented by two members of the Managing Board or by one member of the Managing Board together with a designated representative (Prokurist).

(2) Alternate members of the Managing Board shall have representative powers equal to those of full members.

(3) The Supervisory Board can exempt individual or all members of the Managing Board from the restriction on multiple representation set forth in § 181 of the German Civil Code (BGB). The exemption from the restriction on multiple representation set forth in § 181 of the BGB can be revoked at any time.

§ 9

Limitations on the Authority of the Managing Board

The Managing Board is obligated, vis-à-vis the Company, to adhere to limitations on its management authority set by either the Supervisory Board or the Articles of

Association, or a resolution adopted at the Shareholders' Meeting pursuant to § 119 of the Stock Corporation Act (AktG).

IV.

The Supervisory Board

§ 10

Composition, Term of Office, Resignation

(1) The Supervisory Board of the Company shall consist of nine members. Six members are elected at the Shareholders' Meeting according to the Stock Corporation Act and three by the employees pursuant to the Industrial Relations Act of 1952.

(2) Each member of the Supervisory Board shall be elected for a period lasting through the conclusion of the Shareholders' Meeting at which the formal approval of such member's action in office in the fourth year after the commencement of such member's term in office is decided. The year in which a term begins is not counted in this calculation. The Shareholders' Meeting can determine a shorter term of office for a shareholder elected member of the Supervisory Board at the time of election.

(3) Replacement members can be elected for the Supervisory Board members; the order in which replacement members succeed to the positions of prematurely resigning shareholders members shall be determined upon election of the replacement members.

(4) In the event that a replacement member of the Supervisory Board is elected to fill the position of a prematurely resigning member, he shall hold that office for the duration of the resigned member's term, to the extent not otherwise determined at the Shareholders' Meeting. In the event that a replacement member of the Supervisory Board fills a vacancy left by a shareholder elected member, his office shall terminate at the conclusion of the next Shareholders' Meeting or the one after that, if at either such meeting an election is held for the office of the resigned member, and otherwise at the end of the normal term of the resigned member. If a replacement member's term ends prematurely, such replacement member shall reassume his

original position as replacement member, provided such replacement member was elected to fill the positions of more than one resigning member.

(5) For elections of shareholder members or replacement members of the Supervisory Board, the Chairman of the Shareholders' Meeting may submit for shareholder vote lists of replacements nominated by either the Supervisory Board or the shareholders. In the event that a list of replacement members is approved, such replacement members shall fill the positions left vacant by prematurely resigning Supervisory Board members in the order in which they are named on the list, subject to any other arrangement decided in the election.

(6) The members and replacement members of the Supervisory Board may, without providing a reason, resign from office by submitting two weeks' written notice to the Managing Board.

§ 11
Authority of the Supervisory Board

(1) The Supervisory Board, in its entirety, has the right to supervise the leadership of the Managing Board at any time, and correspondingly to examine and inspect all books and papers as well as the assets of the Company. During such inspection of company documents, the Supervisory Board shall be represented by its Chairman or, if he is prevented from so acting, by his Vice Chairman.

(2) The Managing Board shall keep the Supervisory Board regularly informed to the extent provided for by law. In addition, the Supervisory Board can demand reports concerning Company matters, concerning its legal and business relationships with affiliated enterprises as well as business transactions by such enterprises that could substantially influence the position of the Company.

§ 12
The Chairman of the Supervisory Board

(1) The Supervisory Board shall elect a Chairman and Vice Chairman from its members for the term set forth in § 10, paragraph (2). The election shall take place

directly following the Shareholders' Meeting at which the Shareholder members of the Supervisory Board were elected, in a session occurring without separate invitation.

(2) In the event that the Chairman or the Vice Chairman leaves office prematurely, the Supervisory Board shall hold a replacement election without delay.

§ 13

Calling of Supervisory Board Meetings

(1) Supervisory Board meetings shall be called by the Chairman by delivering a written agenda three weeks prior to the meeting. In urgent cases, the Chairman can reduce the notice period to as little as three days and can call the meeting in person, by telephone, telefax or telegraph.

(2) In the event that more than one Supervisory Board member is absent from the adoption of a resolution, and the absent members fail to submit a proxy vote, then the adoption of the resolution can be postponed at the request of at least two present Supervisory Board members. In the event of such postponement, the new adoption of resolutions will take place at the next regular meeting of the Supervisory Board, to the extent that no special meeting has been called for that purpose. A second minority request for postponement of the adoption of resolutions shall not be granted.

(3) This does not apply to the provisions of § 110 of the Stock Corporation Act.

§ 14

The Adoption of Resolutions

(1) Resolutions of the Supervisory Board are ordinarily adopted during board meetings. The Chairman of the Supervisory Board shall determine the order of business and the manner in which votes are to be taken. A record shall be kept of the discussions and resolutions of the Supervisory Board and shall be signed by the Chairman of the Supervisory Board.

(2) The adoption of resolutions in writing, by telephone, by facsimile, by telegraph or by telex is permitted, provided no member of the Supervisory Board objects to this form of adoption within a certain time period to be set by the Chairman. Resolutions which were not adopted in meetings shall be recorded by the Chairman and distributed to each member.

(3) The Supervisory Board is authorized to adopt resolutions when at least five of its members take part in the vote on such resolutions. Absent members can participate in the adoption of resolutions by casting their vote in writing, to be submitted by another member.

(4) Resolutions of the Supervisory Board require a simple majority of votes cast, to the extent that no other majority is required by law. In the event of a tie, a revote on the same issue must be taken not more than one month but not earlier than four days after the first vote; in the event of a second tie, the Chairman of the Supervisory Board shall have the deciding vote.

(5) The Chairman is authorized to implement the resolutions of the Supervisory Board and to submit the required declaration of intent.

(6) The appointment and removal of Managing Board members, like the appointment and removal of the Chairman of the Managing Board and his Deputy, are obligations of the Supervisory Board. The resolution requires a simple majority of all Supervisory Board members.

(7) The invalidity of a Supervisory Board resolution can only be asserted within one month after submission of the meeting minutes.

§ 15
Rules of Procedure, Advisory Councils

(1) The Supervisory Board shall provide its own rules of procedure.

(2) The Supervisory Board can appoint advisory councils for special purposes, whose members need not be Supervisory Board members. It can create rules of procedure for such Advisory Councils and determine the compensation of its members.

§ 16

Supervisory Board Committees

(1) The Supervisory Board may form one or more committees from among its members. To the extent permitted either by law or by the Articles of Association, the decision making authority of the Supervisory Board can be delegated to its committees.

(2) For the adoption of resolutions in Supervisory Board committees, the rules set forth in § 14, paragraph (4), shall apply by analogy, subject to the proviso that for votes resulting in a tie, the vote of the Chairman of the Supervisory Board shall be decisive, as long as he is a member of the committee. In addition, the provisions regarding the legal nature of the Supervisory Board shall apply correspondingly to its committees, to the extent that the law, the Articles of Association, and the rules of procedure do not contain divergent provisions.

§ 17

Compensation of the Supervisory Board

(1) The members of the Supervisory Board shall receive, in addition to compensation for expenses incurred, a fixed annual remuneration in the amount of EUR 15.338,76 payable quarterly.

(2) In addition, members of the Supervisory Board shall receive a bonus of EUR 306,78 for every EUR 0,05 by which the consolidated net profit for the year exceeds EUR 1,02 per share. The consolidated net profit for the year per share is calculated by dividing the annual net profit from the financial statements by the number of outstanding voting and non-voting share certificates.

(3) The Chairman shall receive quadruple, and the Vice Chairman double, the amounts named in paragraph (1) and (2). Turnover tax shall be reimbursed by the Company to the extent the members of the Supervisory Board have a right to receive such reimbursement and they exercise this right.

(4) The aforementioned provisions shall take effect with respect to the activities of the members of the Supervisory Board as of fiscal year 1998.

V.

The Shareholders' Meeting

§ 18

Calling of Shareholders' Meeting

(1) The Shareholders' Meeting shall be called by the Managing Board or by the Supervisory Board, to be held in Monheim or at the office of a stock exchange in the Federal Republic of Germany.

(2) The notice of the Shareholders' Meeting must be published in the Federal Gazette (Bundesanzeiger) at least one month prior to the last day for the deposit of shares, not counting the day the notice is published or the last day for the deposit of shares.

§ 19

The Right to Participate

(1) Only those shareholders who deposit their shares with the Company or at such other locations specified in the meeting notice for the period beginning at the latest on the fifth business day prior to the date of the Meeting until the conclusion of the Shareholders' Meeting shall be entitled to participate in the Shareholders' Meeting and exercise their voting rights; Saturday shall not be considered a business day. With the approval of a designated depository, Shareholders may also comply with this requirement by depositing their shares in a blocked account at another banking institution for the period through the conclusion of the Shareholders' Meeting.

(2) Details with respect to the depositing of shares and the issuance of admission tickets shall be announced in the published invitation.

§ 20

Voting Rights

Each ordinary share shall have one vote. Holders of preferred shares have no voting rights. However, insofar as voting rights for preferred shares are required by law, each preferred share shall have one vote.

§ 21

Chairmanship of the Shareholders' Meeting

(1) The Shareholders' Meeting shall be chaired by the Chairman of the Supervisory Board, or in case of his absence, by the Vice Chairman or another member of the Supervisory Board, to be elected by the Supervisory Board. In the event that neither the Chairman of the Supervisory Board, nor the Vice Chairman, nor another member of the Supervisory Board is able to assume chairmanship of the Shareholders' Meeting, the Chairman of the Shareholders' Meeting shall be elected by the Shareholders' Meeting under the supervision of the oldest shareholder present.

(2) The Chairman of the Shareholders' Meeting shall lead the meeting; he shall determine the order of the points of discussion and the voting procedures.

§ 22

Resolutions

(1) Resolutions of the Shareholders' Meeting shall be adopted by a simple majority or, to the extent that a capital majority is required, by a simple majority of capital represented, as long as the law and the Articles of Association do not mandatorily provide otherwise.

(2) The Chairman shall determine the form and further details of the voting. The voting results shall be determined by a count of the yes and no votes. The method of counting, which can, for example, be carried out through the subtraction of all yes and no votes and abstentions from all votes which were entitled to be cast, shall likewise be determined by the Chairman.

VI.

Annual Statement and Appropriation of Net Income

§ 23

Fiscal Year and Annual Statement

(1) The fiscal year shall begin on January 1 and end on December 31 of the same year.

(2) Within the first three months of each fiscal year, the Managing Board shall prepare the annual balance and the profit and loss statement plus supplement (Annual Statement) and the management report for the previous year and shall submit these to the auditor.

(3) The Supervisory Board shall submit its report to the Managing Board within one month after it has received the above-mentioned statements. In the event that this is not completed on time, The Managing Board shall immediately extend the deadline by, at most, one month. If the Supervisory Board report is not received by the Managing Board by expiration of this new deadline, then the annual statement shall count as not having been approved by the Supervisory Board.

§ 24

Appropriation of Net Earnings

(1) In the event of approval of the annual financial statements at the Shareholders' Meeting, half of the net income is to be allocated to reserves. Prior to making such a reserve deposit, however, amounts that are required by law to be deposited into reserves as well as accumulated losses brought forward must first be deducted from the net income.

(2) If the Managing Board and the Supervisory Board approve the financial statements, the net income can be allocated, either in full or in part, to other revenue reserves. However, a portion of more than half of the net income may not be allocated to other such revenue reserves, to the extent that such revenue reserves ex-

ceed half of the share capital, or would exceed half of the share capital upon deposit of such surplus. The second sentence of paragraph 1 shall apply correspondingly.

(3) Paragraphs 1 and 2 notwithstanding, the Managing Board and the Supervisory Board may deposit the equity portion from the appreciation of fixed and current assets and the equity portion from the determination of taxable income required under German tax accounting rules, that are not permitted to be reported as specific items with an equity portion. The amount of these reserves must either be shown as a separate item on the balance sheet or in the notes.

(4) The Shareholders' Meeting can, in the resolution over the appropriation of net retained profits, place additional amounts in revenue reserves or carry forward such revenue.

(5) The shareholders have a right to be informed of net earnings, to the extent that this is not excluded from distribution to the shareholders by law or by resolution of the Shareholders' Meeting pursuant to paragraph (4) above or as an additional expense based on the resolution appropriating net retained profits.

(6) To the extent the Company issues non-voting preferred shares, that portion of the net retained profits to be distributed to the shareholders will be allocated in the following order:

(a) Payment of existing arrears consisting of the share in the profits due the preferred shares in previous years in the order in which the arrears were accrued.

(b) Payment of the share in the profits due the preferred shares for the prior fiscal year.

(c) Payment of a dividend on ordinary shares up to the amount paid to the preferred shareholders for the proportion of profits due the preferred shares for the prior fiscal year.

(d) Payment of possible additional dividends on ordinary and preferred shares, in relation to their stake in the share capital in such a way that the preferred shares receive an additional dividend in excess of that distributed to ordinary shares, to the extent that such was provided for in the issue of the preferred shares.

§ 25

Amended Version

The Supervisory Board is authorized to adopt amendments that involve only the wording of the Articles of Association.

§ 26

The Company assumes the costs for the transformation and formation, limited to EUR 76.693,78.

I, notary public Dr. Norbert Zimmermann in Düsseldorf, hereby certify, pursuant to § 181 of the Stock Corporation Act (Aktiengesetz), that the amended provisions of the Articles of Association set out above, as adopted by resolution of the Shareholders' Meeting of May 10, 2000 (my document No. 2120/2000) regarding Amendments to the Articles of Association, including the resolution on the switchover to EURO and the increase of the share capital from shareholders' funds and the unchanged provisions, correspond to the complete text of the version most recently submitted to the Commercial Register.

Düsseldorf, May 22, 2000

(seal) Dr. Norbert Zimmermann, Notary Public

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

January 22, 2002

SCHWARZ PHARMA appoints new deputy board member

The Supervisory Board of SCHWARZ PHARMA AG has appointed Detlef Thielgen as deputy board member effective February 1st, 2002.

Detlef Thielgen (41) has been working with SCHWARZ PHARMA for 13 years. Before assuming responsibility of the production and supply chain operations within SCHWARZ PHARMA Group as General Manager, he held several managerial positions in group controlling. During his four year assignment to the United States as CFO SCHWARZ PHARMA, Inc. Detlef Thielgen was responsible for finance and controlling, purchasing, IT and legal affairs.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

News 02 FEB 13 AM 8:07

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

November 7 2001 – Third Quarter Report:

SCHWARZ PHARMA Continues Positive Trend

- Sales increase continues: +4.8% to €566.2 million
- Operating profit improved by high-margin products

In the first nine months of 2001 the SCHWARZ PHARMA Group increased sales by 4.8% to €566.2 million. The German sales organization increased sales by 5.8% to €155.1 million. Patent-protected drugs such as the anti-hypertensive agent PROVAS® (valsartan), the anti-asthmatic drug ATMADISC® (salmeterol/fluticason) and the gastro-intestinal product RIFUN® (pantoprazol) especially contributed to this increase. European sales (excluding Germany) rose by 6.5% to €212.6 million, where SCHWARZ PHARMA attained its largest increases in Italy and Poland, as well as in the European export business. In the U.S. sales for the first nine months increased by 9.4% to €170.6 million. Key to this sales growth were the ACE inhibitor UNIVASC® (moexipril HCl) and the chronotherapeutic calcium-antagonist VERELAN® PM (verapamil HCl) as well as the colon lavage product COLYTE® (polyethylene glycol and electrolytes) and the anti-spasmodic product, NULEV® (hyoscyamine sulfate). In an increasingly complex political and regulatory environment the Asian business continued to grow by 25% to €11.5 million.

Earnings development January to September 2001 – Increase attributed to high-margin products

Gross profit as of September 30, 2001 exceeded sales growth with an increase of 9.1% to €346.2 million. New products and higher margin products contributed to this increase.
Sales, general, and administrative expenses increased by 9% to €237.6 million. In particular, costs for the launch of new products and the expansion of the sales force in Europe, as well as currency effects led to this increase. Research and development expense rose by 17.6% to €70.1 million. This is due to the increased number of clinical trials this year compared with last year.

The operating profit as per September 30, 2001 totaled €15.5 million, compared with €18.7 million for the same period of the previous year. The third quarter generated a positive profit contribution, compared with a loss in

the previous year. The positive earnings trend signaled at the end of the first six months was thus sustained.

The deferred purchase price of €42.9 million received at the end of June 2001 increased non-operating income to €50.1 million. AXCAN Pharma Inc., Canada, paid the remaining purchase price for the 1999 acquisition of all shares in the joint venture AXCAN SCHWARZ LLC ahead of schedule.

The income before taxes and minority interest therefore rose by 134% to €63.4 million. The tax rate was 39.7%, and the net income increased by 125% to €38.5 million or to €1.75 per share.

Cash Flow Statement and Balance Sheet: Employees

At €72.0 million, the cash flow from operating activities nearly equaled the previous year's €74.0 million, and €42.5 million (+66.3%) was spent on investments. Funds used in financing activities totaled €2.6 million. This was caused by an increase in indebtedness of €9.5 million and the dividend payment of €12.1 million. Liquid funds of the SCHWARZ PHARMA Group as of September 30 increased by 79.1% to €51.0 million due to the proceeds from sale of the joint venture AXCAN SCHWARZ LLC. The intention is to use these funds during the fourth quarter to repay debts.

The increase in liquid funds in particular led to an increase in the balance-sheet total of 3.9% to €848.5 million as of September 30, 2001 compared with December 31, 2000. The equity ratio was 62.2% compared with 61.0% in December 2000.

As of September 30, 2001, the number of employees increased by 231. The new employees are largely employed in the Marketing and Sales, Production and Research & Development divisions.

Progress in development pipeline

The Phase III clinical development program of rotigotine CDS, for the treatment of Parkinson's disease, will begin in November as planned. More than 1,200 patients in the early and advanced stages of Parkinson's disease are to be treated for 12 months. The aim is to demonstrate the effectiveness and safety of the new dopaminergic agent rotigotine CDS, which is applied once a day to the skin in the form of a patch.

A pilot study with rotigotine CDS is due to start at the end of November to investigate the treatment of restless leg syndrome. Up to 9% of the population suffers from this condition, which is characterized by unpleasant hyperkinesia occurring primarily at night. Dopaminergic agents are thought to be an effective treatment for this condition.

The multi-national Phase IIb clinical study for the incontinence product with the active ingredient fesoterodine began on time. A total of approximately 800 patients are to be treated with the once-daily sustained-release formulation for

twelve weeks. The anti-muscarinic agent fesoterodine is a patent-protected new chemical entity developed by SCHWARZ PHARMA.

A Phase II study involving the active substance harkoseride for the treatment of neuropathic pain was begun in the beginning of June. A Phase II dose-finding and tolerance study on the use of harkoseride to treat epilepsy was begun in May. A total of approximately 120 patients and 100 patients respectively will be involved in these studies. Preparations are currently underway for further clinical studies.

Outlook

SCHWARZ PHARMA confirms that with an anticipated increase in net profit of approximately 15%, sales are expected to rise by 3-4% for the 2001 financial year - excluding extraordinary events - generated by a significant increase in the operating profit. If the non-recurring gain recorded in the 2nd quarter is taken into account, the net income for 2001 is estimated to more than double.

Key data from the Interim Report:

SCHWARZ PHARMA-Group ***Mio.EUR*** *US GAAP*	*Jan.-Sept. 2000*	*Jan.-Sept. 2001*	*Change in %*
Sales	540.2	566.2	+4.8%
Gross profit	222.9	220.0	-1.3%
Research and development expense	59.6	70.1	+17.6%
Operating result	18.7	15.5	-17.1%
Income before taxes	27.1	63.4	+133.9%
Net income	17.1	38.5	+125.1%
Cash flow from Operating Activities	74.0	72.0	-2.7%
Cash flow used in Investing Activities	25.6	42.5	+66.3%
Earnings per share (EUR)	0.78	1.75	
Employees	3,255	3,486	+7.1%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

October, 29 2001

SCHWARZ PHARMA Initiates Legal Action Against TEVA

SCHWARZ PHARMA announced today that it had initiated a lawsuit in the United States against the generic company Teva Pharmaceuticals in connection with the patent infringement on SCHWARZ PHARMA's ACE-inhibitor UNIVASC® (moexipril hydrochloride).

Teva intends to pursue a generic version of UNIVASC® through the FDA's "paragraph IV" process. A formulation patent covers UNIVASC® until 2007. This patent is listed in the FDA's "Orange Book" of approved products.

SCHWARZ PHARMA's action today initiates the FDA's 30-month statutory stay of approval, designed to allow for the legal process to be settled prior to FDA taking action on the proposed generic product. SCHWARZ PHARMA is confident the U.S. legal process will confirm the patent, which is valid under U.S. law.

SCHWARZ PHARMA markets moexipril in a number of markets around the world. In the United States, the drug has been marketed since 1995 under the brand name UNIVASC®.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

August 1 2001 – Interim Report:

SCHWARZ PHARMA to Show Positive Earnings Trend

- Sales increased in all markets: +4.5% to €382.1 million
- Operating Profit improved from high-margin products
- Non-recurring non-operating gain
- Significant earnings increase planned for 2001

In the first six months of 2001 the SCHWARZ PHARMA Group increased sales by 4.5% to €382.1 million. In particular, the cardiovascular products, UNIVASC® (Moexipril), VERELAN® PM (Verapamil), PROVAS® (Valsartan) and ISOKET® (Isosobiddinitrate) contributed to this growth. Sales increased in all markets: The German sales organization increased sales by 5% to €101.4 million. Sales in Europe, excluding Germany, increased during the first six months by 10.1% to €147.3 million. The sales contribution from the U.S. rose by 7.7% to €114.1 million. Total sales in Asia rose by 31.2% to €7.1 million.

"We are satisfied with the performance of the second quarter 2001," says Patrick Schwarz-Schütte, Chief Executive Officer of Schwarz Pharma AG. "We increased our operating result in the second quarter by 12 percent. It represents more than 90 percent of operating profit for the half year. This trend will continue: We are forecasting further improvement in the operating result. For the 2001 financial year, we expect sales to increase by between three and four percent. Enhanced by a considerably improved operating result, we anticipate an underlying 15% increase in net income for the year 2001 without extraordinary events. If the non-recurring gain recorded in the second quarter is taken into account, the net income for 2001 is estimated to more than double."
"We are pleased that Prof. Dr. Iris Löw-Friedrich starts today at Schwarz Pharma AG. She brings along intensive drug development experience and together with the team she will promote our development pipeline."

Earnings development first half 2001 – Improvement from high-margin products
With an increase of 9% to €233.9 million, gross profit for the 1st half of 2001 developed more strongly than sales. Higher margins from newly launched and patented products were contributory factors.

Selling, general and administrative expense rose by 10.2% to €159.7 million. Expenditures on the launch of new products as well as expansion of the sales force in Europe were the key drivers for this increase. The rate of increase is expected to decrease to between three and four percent during the course of the year.

Research and development expense increased by 31.5% to €46.8 million. This was the result of the higher number of clinical tests carried out in the first half of 2001 as compared to 2000.

The operating result for the first six months of 2001 was €12.4 million, as compared with €19.9 million in the same period of the previous year. 91% of the 2001 first half-year operating result was generated in the 2nd quarter - a positive trend that will continue.

An non-recurring item dominates the position "non-operating income and expense". AXCAN Pharma Inc., Canada made an early payment of €43 million in settlement of the remaining purchase price for the 1999 acquisition of all shares in the AXCAN SCHWARZ LLC joint venture. In 1999 the gain from the divestiture was deferred and in the following set off against received payments. This non-recurring gain led to non-operating income increasing to €49.3 million.

As a result, income before taxes and minority interest doubled to €60.7 million. The tax rate increased to 40.7% and the six month net income was €36.2 million (+81.9%) or €1.65 per share.

Cash Flow Statement and Balance Sheet

At €74.9 million, cash flow from operating activities was 53.8% higher than previous year.

A total of €36.2 million (+154.9%) was spent on investments. Cash flow from financing activities amounted to €8.4 million. Overall, the SCHWARZ PHARMA Group increased current assets by €45.7 million to €74.5 million as of June 30.

The increase in cash and cash equivalents significantly contributed to the balance sheet total on June 30, 2001 of €902.9 million being 10.5% higher in comparison to December 31, 2000. The equity ratio decreased slightly from 61.0% to 60.6%.

As of June 30, 2001, the number of employees increased by 109 new staff, employed primarily in the marketing and sales departments as well as in research and development.

Progress in development pipeline

In the first six months of the year Schwarz Pharma has successfully continued to develop all pipeline projects.

Based on phase II results, concept and design of the clinical phase III for Rotigotine CDS were presented successfully to the FDA (U.S. Food and Drug Administration) and a European agency. So the phase III study program will now begin in fall 2001.

Preparations for clinical studies of phase IIb for SPM 907 against urinary urge incontinence are also satisfactory. The proposed name for this new chemical entity is "Fesoterodine". Here, too, authorities in Europe and the U.S. have given study plans a "green light" and the program will start in late September. The once-daily sustained release formulation Fesoterodine is to be tested for optimal dosage with approximately 800 patients.

A first open phase II pilot study with Harkoseride for the treatment of Neuropathic Pain met expectations. Therefore, in early June, started a double-blind, placebo-controlled phase II study with approximately 120 patients. Further studies are under preparation.

An open phase II trial is ongoing since May with Harkoseride for the treatment of Epilepsy. Approximately 100 patients are involved In this maximum-tolerated-doses study.

Key data from the Interim Report:

SCHWARZ PHARMA-Group ***Mio.EUR*** *US GAAP*	*Jan.-June 2000*	*Jan.-June 2001*	*Change in %*
Sales	365.8	382.1	+4.5%
Gross profit	214.6	233.9	+9.0%
Research and development expense	35.6	46.8	+31.5%
Operating result	19.9	12.4	-37.7%
Income before taxes	29.5	60.7	+105.8%
Net income	19.9	36.2	+81.9%
Cash flow from Operating Activities	48.7	74.9	+53.8%
Cash flow used in Investing Activities	14.2	36.2	+154.9%
Earnings per share (EUR)	0.90	1.65	
Employees	3,255	3,364	+3.3%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

July 26, 2001

Study results for SCHWARZ PHARMA'S Parkinson Patch Rotigotine CDS to present

- New patch for the treatment of Parkinson's disease
- Improved treatment available for patients
- Phase II successfully completed; Phase III to start in 2001

At the "XIV. International Congress on Parkinson's Disease", held in Helsinki from July 28 to August 1, two clinical trials conducted with the Parkinson's patch Rotigotine CDS will be presented. Rotigotine CDS, currently undergoing clinical testing at Schwarz Pharma, is the only Parkinson patch providing constant dopaminergic treatment. The trials being presented complete Phase II of clinical testing. The clinical Phase III trials are in preparation They are to commence within this year.

Schwarz Pharma's Parkinson patch which steadily releases the new dopamine agonist Rotigotine is applied once a day to the skin and replaced by a new patch after 24 hours. It is being tested both in patients with early and advanced stages of Parkinson`s disease. The Parkinson patch achieved stable plasma concentrations of the dopamine agonist Rotigotine. It is suspected that continuous application and thus steady and more stable plasma levels may prevent or at least delay the occurrence of motor complications at later stages of the disease. In addition to an improved safety profile and symptomatic effectiveness, Rotigotine CDS can simplify treatment for doctors and patients.

The safety and effectiveness as compared to a placebo was tested in 242 patients in North America, suffering from an early stage of the disease, in a double-blind, randomized and placebo controlled trial over a period of three months. A significant and dose-related improvement of motor-symptoms and activities of daily life were demonstrated. These endpoints were measured using two sub-scales of the "Unified Parkinson's Disease Rating Scale" (UPDRS). Rotigotine CDS was generally well tolerated. This is thus the first placebo-controlled trial which successfully demonstrated the effectiveness and safety of Schwarz Pharma's Parkinson patch.

The safety and good tolerance of Rotigotine CDS was also demonstrated in 324 advanced patients who received Rotigotine in addition to the standard drug Levodopa. In this trial, which was carried out in Europe and South Africa, the duration of the low symptom ("on") and the symptomatic ("off") periods in the course of a day were investigated, in particular. The trial clearly demonstrated a clinically relevant improvement using Rotigotine CDS. However, due to an unusually high placebo effect, the results did not reach statistical significance in this study.

The successful conclusion of Phase II trials now enables the investigation of Rotigotine CDS over a longer treatment period in the Phase III of the clinical development. This program is to commence in autumn of this year.

Approximately four million people worldwide suffer from Parkinson's disease. Patients with Parkinson's disease suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the co-ordination of movement. Dopamine agonists are substances which substitute dopamine and imitate dopamine's effect on the central nervous system. Rotigotine CDS is a dopamine agonist which is administered once a day in form of a patch which is applied to the skin. So far trials have demonstrated that this type of application of Rotigotine leads to an optimized release of the active principle and thus to steady concentrations of the substance in the blood. Treatment of the symptoms of the underlying neuro-degenerative process with drugs can be effected via substitution with Levodopa and dopamine agonists. However, so far attempts to achieve constant plasma concentrations using these drugs have not been successful.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

SCHWARZ PHARMA

02 FEB 13 AM 8:07

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

June 8 2001

SCHWARZ PHARMA's Rights to Growth Hormone Products Reacquired by Genentech

- *SCHWARZ PHARMA to focus on Central Nervous System and Urology*
- No impact on SCHWARZ PHARMA'S sales and earnings growth

Schwarz Pharma AG and Genentech, Inc. announced today that they have signed an agreement for Genentech to reacquire the rights from a 1999 development and distribution agreement with Schwarz Pharma for two of its human growth hormone products.

Under the agreement, Schwarz Pharma will return to Genentech the exclusive development and marketing rights for NutropinAq® (somatropin, rDNA origin) and NutropinDepot® (somatropin, rDNA origin, for depot suspension) for the treatment of growth hormone deficiencies in children and adults in Europe and certain other countries outside the United States, Canada, China and Japan. Terms of the agreement were not disclosed.

"As we concentrate on our main focus, namely, the development of drugs in the fields of the Central Nervous System and Urology, this agreement no longer worked within Schwarz Pharma's business plan. Therefore this agreement will not have a negative impact on our sales and earnings growth," said Patrick Schwarz-Schuette, CEO Schwarz Pharma AG. "Schwarz Pharma submitted the European centralized registration documents and received the approval for NutropinAq® in January 2001. These products are now reacquired by Genentech, the leading company in the US growth hormone market."

"We have had a good relationship with Schwarz Pharma for the past two years and based on business decisions, both companies mutually decided for Genentech to reacquire the rights to our human growth hormone products," said Joseph S. McCracken, DVM, MS, vice president, Business and Commercial Development at Genentech, Inc. "Genentech is committed to seeking a new ex-US partner for both NutropinDepot and NutropinAq."

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside

Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

Genentech, Inc., is a leading biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals for significant unmet medical needs. Fourteen of the currently approved products of biotechnology stem from Genentech science. Genentech markets nine products directly in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA.
Genentech Media Contact: Page Sargison T: +1-650-225-8750
Genentech Investor Contact: Mike Burchmore T: +1-650-225-8852

This press release contains forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

News

02 FEB 13 AM 8:

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

May 9 2001 – 1st Quarter Report:

SCHWARZ PHARMA off to a good start

- Sales increased by 6,4% to 177,2 Mio. €
- Net profit and sales increase for 2001 expected

Between January and March 2001, sales of the Schwarz Pharma Group rose by 6.4%, to a total of €177.2 million. This growth in sales resulted from the contribution of newly launched products. Exchange rate effects, particularly involving the U.S. dollar had a positive impact on sales. After adjusting for exchange rate fluctuations, sales grew by 4%.

"We had a good start in the year 2001 with higher than expected sales," says Patrick Schwarz-Schütte, Chief Executive Officer of the Schwarz Pharma AG. "We do expect a slight increase in sales during the current year. Profits are anticipated to be 10% higher than in 2000."

Sales in Europe, excluding Germany, exceeded expectations with total sales of €67.6 million, an increase of 8.5%. Sales generated on the German market amounted to €53.5 million, slightly up from the previous year (+0.4%). The German sales organization achieved an increase of 3.5% to €47.3 million. The sales contribution of the U.S. rose by 8.3% to €52.6 million. In U.S. dollars, sales generated by the U.S. organization increased by 3.3%. In Asia, particularly in China and the Philippines, the Schwarz Pharma Group continued the positive trend of the previous year with an increase in sales of 41.2% to €3.5 million.

Gross profit for the 1st quarter of 2001 increased by 7.5% to €109.3 million, exceeding the growth in sales. This was driven by the higher volume of products with higher margins as a result of new launches. The new product launches and the expansion of the sales forces in Germany, Spain and the U.S. in the first half-year led to an increase in sales and general administration expense of 20.2% to €82.6 million. At the year-end Schwarz Pharma expects sales and general administration expense to increase at a significantly lower rate. The increase in research and development expense of 35.3% to €21.1 million is due to the higher number of clinical studies in the 1st quarter of 2001 as compared to the 1st quarter of 2000. The increase in

research and development expense is expected to total approximately +20% in 2001. Amortization on intangible assets remained at the level of the previous year at €9.4 million.

The operating profit for the 1st quarter of 2001 amounted to €1.1 million as compared to €10.0 million for the same period of the previous year. The financial result benefited from reduced debt levels, resulting in an improvement of €0.2 million to €–0.5 million. Releasing of reserves increased non-operating income to €5.4 million. A pre-tax result of €6.0 million was therefore achieved. The result after tax was €4.4 million (-38.9%), or €0.20 per share.

At €11.2 million, cash flow from operating activities was €4.4 million below the level of the 1st quarter 2000. A total of €30.0 million (+97.4%) was spent on investments, primarily in goodwill and other intangible assets and financial investments. As a result of the investment activities, the balance sheet total as of March 31, 2001 increased by 3.2% to €842.7 million as compared to December 31, 2000. The equity ratio rose to 61.2% compared to 61.0% as of December 31, 2000.

Key data from the first Quarter Report:

SCHWARZ PHARMA-Group ***Mio.EUR*** *US GAAP*	*Jan.-Mar. 2000*	*Jan.-Mar. 2001*	*Change in %*
Sales	166,6	177,2	6,4%
adjusted by currencies			*+4,0%*
Research and development expense	15,6	21,1	+35,3%
Operating result	10,0	1,1	-89,0%
Income before taxes	10,2	6,0	-41,2%
Net income	7,2	4,4	-38,9%
Cash flow from Operating Activities	15,6	11,2	-28,2%
Cash flow used by Investing Activities	-15,2	30,0	
Earnings per share (EUR)	0,33	0,20	
Employees	3.255	3.318	1,90%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

News

02 FEB 13 AM 8:07

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

May 9 2001

Prof. Dr. Iris Löw-Friedrich appointed as new board member of SCHWARZ PHARMA AG

The Supervisory Board of Schwarz Pharma AG has appointed Prof. Dr.med. Iris Löw-Friedrich as new member of the Executive Board. The Company announced this following the Supervisory Board Meeting. Iris Löw-Friedrich will be responsible for Research and Development.

Following her Ph.D., several years as staff physician at the university hospital in Frankfurt and her board certification in internal medicine, Iris Löw-Friedrich has gathered about ten years experience in the pharmaceutical industry. In 1992 she started her career at Hoechst as Program and Study director. From 1996 to 1999 Iris Löw-Friedrich was based in Bridgewater/NJ, USA with global responsibility for clinical development programs in Rheumatology, Immunology and Bone diseases. Since early 2000 Iris Löw-Friedrich has been working as Vice President Global Projects at BASF Pharma. She holds a clinical professorship for internal medicine at the University of Frankfurt.

"We are happy to welcome Iris Löw-Friedrich at Schwarz Pharma," Patrick Schwarz Schuette, CEO Schwarz Pharma AG, says. "She brings along intensive drug development experience gained in Europe and the U.S. This background is an enormous value for Schwarz Pharma to progress in our development pipeline."

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2000 the company achieved global sales of € 736 million, thereof 68% on international markets outside Germany. Expenses for research & development amounted to €.91.5 million. The company is investing in development projects targeting diseases such as Parkinson's, Epilepsy, neuropathic Pain and Incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. The international pharmaceutical specialist employs more than 3,300 people worldwide. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

May 7 2001

SCHWARZ PHARMA Affiliate Receives Tentative US-Approval for Omeprazole Generic

SCHWARZ PHARMA AG today announced that Kremers Urban Development Company (KUDCo), the generic arm of its US affiliate, has received Tentative Approval for its Omeprazole 10 mg and 20 mg Abbreviated New Drug Application (ANDA) in the US.

The new product is a bioequivalent generic version of AstraZeneca's anti-ulcer drug Omeprazole Delayed-Release Capsules, sold in the US under the brand name Prilosec® for the treatment of gastric/duodenal ulcers, gastro-esophageal reflux disease (GERD) and erosive esophagitis. Prilosec® is the biggest selling drug in the US with sales of more than $ 4 billion in 2000. Final marketing of Schwarz Pharma's product is subject to the successful resolution of the currently ongoing litigation between Schwarz Pharma and AstraZeneca. Schwarz Pharma is confident of its legal position. Schwarz Pharma is the second company to receive a tentative US-approval for an Omeprazole generic.

Dr. Klaus Veitinger, Executive Board Member of Schwarz Pharma AG and Head of the North-American business stated: "While we have a clear focus on innovation, we are still very pleased with our success in this technically challenging segment of the generic business. The marketing of this product could contribute substantially to the company's financial performance and to the resources necessary to further expand our current pipeline of innovative products."

Kremers Urban Development Company (KUDCo) is a development affiliate of Schwarz Pharma Inc, Mequon/WI, U.S. KUDCo focuses on complex galenic formulations.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. The company achieved global sales of € 736 million in 2000. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

News

02 FEB 13 AM 8:07

SCHWARZ PHARMA

Antje Witte / Steffen Reich
Tel: +49 - (0)2173 – 48 – 1866 / -2100
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com
steffen.reich@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

February 20, 2001 - 4th Quarter Report

SCHWARZ PHARMA on the right track

- Sales in 2000 rose by 4.3 % to €736.2 million
- Net income for the year rose by 65% to €13.6 million
- Proposed dividend: €0.55 per share

For the year 2000, worldwide sales of the Schwarz Pharma Group were €736.2 million. This represents an increase of 4.3 % on last year. After allowing for exchange rate effects as well as the acquisition and divestiture of companies, the rise in sales was 2.1%.

"Consequently, we have beaten our own targets and, with this head start, we are continuing to pursue our strategy", said Patrick Schwarz-Schütte, Executive Board Chairman of Schwarz Pharma AG. " Continuing to be of major importance are research and development, increasing the value of our pipeline and steady improvement of earnings. This is why we increased our investments in research and development by almost another 20 percent and despite this increased our earnings", explained Patrick Schwarz-Schütte.

Sales in Europe excluding Germany rose by 10.4% to €271.3 million. The Schwarz Pharma Group presence in Great Britain, France, Spain, Italy and Poland is complemented by agents in Eastern Europe and the European export business.

Although sales in Germany fell by 4.9% to €235.4 million, after allowing for the divestiture of the generic business in 1999, sales in Germany rose by 8.4%. The highest selling products in Germany are the gastro-intestinal product RIFUN® (€31.2 million) and the cardiovascular drug ISOKET® (€29.6 million).

The U.S. contribution to group sales rose by 5.5% to €217.9 million. Sales expressed in U.S. dollars fell by 9.8% primarily as a result of generic competition in the mature product range. There were positive developments in the cardiovascular drugs UNIVASC®/ UNIRETIC® (moexipril, +41%) and VERELAN PM® (verapamil HCL, +313%) especially.

Business in Asia recorded sales of €11.5 million representing a rise of 88.5%. This development was driven by rising sales in China and in the Philippines, countries where Schwarz Pharma has its own sales organizations.

Earnings

Gross profit of €431.6 million for 2000 was 4.7% higher than the 1999 gross profit. In spite of negative exchange rate effects, costs of sales and general administration costs rose by only 2.7% to €301.0 million. Research and development expense rose by 18.7% to €91.5 million. This rise is due to the higher number of clinical trials. As a consequence of the acquisitions and product purchases undertaken in 1999, amortization of intangible assets rose by 11.8% to €46.6 million.

After a loss of €29.9 million in 1999, the operating result for 2000 is minus €3.6 million. Excluding research and development expense, operating result rose by 86% to €87.9 million. There was an improvement in the financial result against the previous year by €10.7 million to €6.5 million. The tax rate fell to 24% compared to 87% in 1999. Consequently, net income for the year was €13.6 million, representing an increase of 65.9%.

The reduction in inventories associated with the repayment of debt led to a fall in the balance sheet total as of December 31, 2000 by 5.8% to €816.9 million. The equity ratio simultaneously rose to 61%. Cash flow from operating activities more than doubled in the year under review to €103.2 million. Success in reducing inventories by 35.6% considerably contributed towards this development. There were outflows in the course of investing activities of €41.4 million on balance. Gross investments of €64 million stood contrasted with proceeds of sales totaling €22.6 million. There were investments of €40.9 million in property, plant and equipment in 2000.

The Executive Board propose to pay a dividend of €0.55 per share. The company paid an ordinary dividend of €0.26 per share and a one-time bonus of €0.77 per share for the 1999 fiscal year.

Pipeline

Two Phase II clinical studies for SPM 962 involving the active ingredient Rotigotine in a patch for treatment of Parkinson's disease were completed. Phase III of the clinical studies is currently under preparation and is to begin later in 2001.
Other Phase II studies on the innovative active ingredient Harkoseride

for the treatment of epilepsy (SPM 927) and for the treatment of neuropathic pain (SPM 929) will begin in spring 2001.
The Phase I clinical studies for a drug of the Schwarz Pharma own development to treat urinary incontinence, SPM 907, were successfully concluded in 2000. It was possible to begin the Phase II studies later in December 2000.

The growth hormone formulation NUTROPINAQ® was approved in January 2001 by the European medical evaluation authority (EMEA). The licensing application for the growth hormone formulation NUTROPINDEPOT® is being processed by the EMEA; additional data from a clinical trial currently running still needs to be submitted. The further course of action will be decided after an interim analysis in mid-2001.

Following a trial by the American development partner, the SPM 924 project for the treatment of prostate cancer is on hold until a final decision is made. Schwarz Pharma halted the project SPM 933 C-Peptide for the treatment of late-stage complications in patients with Type 1 diabetes in February 2001.

Key data from the 4th Quarter Report:

SCHWARZ PHARMA-Group *€m US GAAP*	*Jan.-Dec. 1999*	*Jan.-Dec. 2000*	*Change in %*
Sales	705.9	736.2	4.3%
adjusted (by acquisition/divestiture/currency effects)			*+2.1%*
Research and development expense	77.1	91.5	+18.7%
Operating result	-29.9	-3.6	-88.0%
Income before taxes	58.8	17.7	-69.9%
Net income	8.2	13.6	65.9%
Cash flow from Operating Activities	39.0	103.2	164.6%
Cash flow used by Investing Activities	12.1	-41.4	
Earnings per share (€)	0.37	0.62	
Employees	3,283	3,234	-1.5%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. The company achieved global sales of € 736 million in 2000. The company has a strong international presence with subsidiaries in Germany, the USA, Italy, Spain, France, Great Britain, Poland, USA and Asia. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

November 29 2000

Lars Ekman to accept new tasks

- CEO Patrick Schwarz-Schütte takes over temporary direction of R&D

SCHWARZ PHARMA announces, that Dr. Lars Ekman will leave the company by the end of this year. Since 1997 Lars Ekman was responsible for Research and Development as a member of the executive board. It is Dr. Ekman's intention to leave SCHWARZ PHARMA to accept new tasks within the pharmaceutical industry in the U.S.

SCHWARZ PHARMA'S strategic focus on innovation and the performance of the development pipeline are not affected. Until a new Head of R&D has been nominated, Patrick Schwarz-Schütte, CEO of Schwarz Pharma AG, takes over direction of the Research and Development departments.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. The company expects global sales of DM 1.4 billion in 2000. The company has a strong international presence with subsidiaries in Germany, the USA, Italy, Spain, France, Great Britain, Poland, USA and Asia. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. More than 3,300 employees are working for the group. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

News

02 FEB 13 AM 8:07

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

November 7, 2000

SCHWARZ PHARMA to continue positive trend

- Sales +3.1%
- Net Profit DM 33.5m; DM 1.52/Euro 0.78 per share
- Increase of the previous budget figures

Sales of the Schwarz Pharma Group from January to September 2000, were DM 1,056.5 million, which is a 3,1% increase over 1999. After allowing for exchange rate effects, acquisition and divestiture, adjusted growth in sales was 2.4%.

"We are continuing the positive development of the first half year and we are aiming to beat our target - of achieving sales at least equal to the previous year," said Patrick Schwarz-Schütte, CEO of SCHWARZ PHARMA AG. "We are further strengthening research and development. Overall we will invest DM 200 million in this area until the end of year. Nevertheless we expect net income for the year exceeding 1999 net income by approximately 50%."

Europe with above average increase

This increase in sales is attributable to a 14% growth to DM 390.1 million of the European markets. Specific contributors to this development were the subsidiaries in Spain with a sales increase of 10%, Italy of 16.8% and Poland of 38%.

With sales of DM 283.4 million, Germany is slightly behind 1999 amounts (-1.2%). Relevant products in Germany are the cardiovascular drug ISOKET® (isosorbide dinitrate) with DM 43.5 million, the gastrointestinal product RIFUN® (pantroprazol) with DM 43.2 million and PROSTAVASIN® (alprostadil), a drug to treat peripheral arterial occlusive disease, with DM 39.7 million. The innovative asthma drug ATMADISC® (salmeterol/ fluticason) completed the range of products since its launch in September.

The contribution to sales from the USA was slightly below 1999 with sales of DM 305.1 million (1999: DM 308,7 million). The antihypertensive drug UNIVASC®/UNIRETIC® made a major contribution to sales with DM 68 million.

Sales on the Asian markets more than doubled from DM 7.9 million in 1999 to DM 18 million in 2000.

Financial Situation

Gross profit was up slightly by 0.7% to DM 620.5 million. The reason is that costs of goods rose by 6.6% as a result of the product mix. Selling expense, general and administrative costs increased at a lower rate than sales by 1.7% to DM 426.1 million. Research and development costs significantly inclined by 48.3% due to the scheduled development of clinical studies with steadily growing numbers of patients.

Operating income was DM 36.6 million compared to DM 55.3 million for the same period of 1999. Excluding research and development, operating income rose by 14%. The financial result as of September 30 was DM 18 million. Pre-tax earnings were DM 53 million. With a tax rate of 37%, earnings after tax were as high as DM 33.5 million or DM 1.52/Euro 0.78 Euro per share.

Considering reductions in current assets (-10%) and current liabilities (-15%), the balance sheet total reduced as of September 30, 2000 by 2.3% to DM 1,657.1 billion compared to December 31, 1999. The equity ratio was 60.7% (1999: 56.4%).

Net cash of DM 144.7 million (+4%) from operating activities exceeded the net cash used in investing activities. Net investments as of September 30 were DM 50 million. The net cash used in financing activities of DM 111.7 million include repayments of debt of DM 68.2 million in total. Cash and cash equivalents were reduced by DM 13.9 million to DM 55.7 million.

Outlook

Given the positive business developments of the first nine months, Schwarz Pharma has good reason to raise the previous budget figures. The company anticipates that the volume of sales for the current fiscal year 2000 will be slightly higher than the 1999 volume. Net income for the year should exceed 1999 net income by approximately 50%.

Key data from the 3rd Quarter Report:

SCHWARZ PHARMA-Group *DMm* *US GAAP*	*Jan.-Sept. 1999*	*Jan.-Sept. 2000*	*Change in %*
Sales	1.024,8	1.056,5	3,1%
adjusted (by acquisition/divestiture/currency effects)			*+2,4%*
Research and development expense	78,6	116,6	+48,3%
Operating result	55,3	36,6	-33,8%
Income before taxes	242,8	53,0	-78,2%
Net income	126,6	33,5	-73,5%
Cash flow from Operating Activities	139,0	144,7	4,1%
Cash flow used by Investing Activities	74,9	-50,0	
Earnings per share (DM)	5,62	1,52	
Employees	3.240	3.258	0,6%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. The company expects global sales of DM 1.4 billion in 2000. The company has a strong international presence with subsidiaries in Germany, the USA, Italy, Spain, France, Great Britain, Poland, USA and Asia. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

October 12, 2000

Ground breaking R&D in neurodegenerative diseases

SCHWARZ PHARMA to complement its CNS development pipeline

SCHWARZ PHARMA AG of Monheim, Germany and ALviva Biopharmaceuticals Inc. of Saskatoon, Saskatchewan, Canada announce the signing of a collaboration and license agreement.

The collaboration gives SCHWARZ PHARMA access to a group of compounds which have been developed to address neurodegenerative diseases such as Parkinson's Disease, Alzheimer's Disease, Huntington's Disease and Amyotrophic Lateral Sclerosis (ALS). At least two of ALviva's compounds have already been identified as potent agents. Besides milestone payments and license fees SCHWARZ PHARMA will fund drug development. From the collaboration, SCHWARZ PHARMA will receive the worldwide development and marketing rights to all new drugs useful for the treatment of CNS conditions. The initial goal of the work will be to select a lead compound from ALviva's most promising candidates.

ALviva's technology focuses on the mechanism by which neurons die during the course of neurodegenerative disease. This offers the opportunity that these compounds may delay or block the relentless course of deterioration taken by all neurodegenerative diseases. Such a drug would introduce a new era in the treatment of these debilitating conditions.

"This strategic alliance between SCHWARZ PHARMA and ALviva combines ALviva's expertise in CNS drug discovery and SCHWARZ PHARMA's capability in drug development" said Lars Ekman, MD, PhD, Executive Board member of SCHWARZ PHARMA AG. "Since we already have three CNS projects in Phase II, we are excited by this opportunity to add novel and innovative preclinical projects which will expand our CNS franchise."

Dr. Alan A. Boulton, President and CEO of ALviva Biopharmaceuticals Inc. said, "This alliance represents the breakthrough ALviva has been seeking. With a partner as solid and energetic as SCHWARZ PHARMA, ALviva's drugs are assured of rapid development whilst at the same time allowing ALviva to enhance its technology, understand the mechanisms of action, as well as create new drugs. It truly is a splendid international relationship."

SCHWARZ PHARMA AG is headquartered in Monheim, Germany. For 2000 the Group expects sales of DM1.4bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Europe, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
Contact: Antje Witte; Tel.: +49-2173-48-1866
You will find further information also on the Internet: www.schwarzpharma.com

ALviva is a private Canadian company located at Innovation Place in Saskatoon. ALviva was established as a Research and Development company to develop drugs for the treatment of neurodegenerative diseases such as Parkinson's, Alzheimer's, Huntingdon's, etc.; stroke and cancer, using technology developed in the Neuropsychiatry Research Unit and licensed from the University of Saskatchewan Technologies Inc.

For further information contact:

Dr. Alan A. Boulton, President and CEO
ALviva Biopharmaceuticals Inc.
218-111 Research Drive
Saskatoon, Saskatchewan, Canada S7N 3R2
Phone: +1-306-956-6880; Fax: +1-306-956-6877
Email: boulton@sask.usask.ca.

News

02 FEB 13 PM 8:07

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

September 14, 2000

Expansion in the area of the Central Nervous System

SCHWARZ PHARMA secures future neurology projects

SCHWARZ PHARMA and the Neurozentrum of the Universitätsklinikum Freiburg have agreed on a cooperation in the field of neuro-degenerative diseases. A whole substance class targeting this therapeutic area is to be jointly tested and further developed. UF09200 is the lead compound among these molecules.

SCHWARZ PHARMA acquires the worldwide rights to all substances originating from this cooperation that prove effective in the treatment of neuro-degenerative diseases. The project is at the early pre-clinical stage.

"This cooperation adds further attractive potential to our development pipeline. With Professor Feuerstein from the Neurologischen Universitätsklinik, we have gained an excellent partner with a high international reputation in the field of neuropharmacology." said Dr. Dr. Lars Ekman, Executive Board member of SCHWARZ PHARMA AG and responsible for Research and Development. "Our aim is to continue expanding our CNS pipeline. For this reason, we are constantly examining promising opportunities. We are confident that further innovative projects will follow this year."

SCHWARZ PHARMA AG is headquartered in Monheim, Germany. For 1999 the Group reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.

Contact: Antje Witte; Tel.: 02173-48-1866
You will find further information on the Internet: www.schwarzpharma.com

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

August 10, 2000

SCHWARZ PHARMA co-marketing in innovative asthma therapy

- Exclusive co-marketing rights from Glaxo Wellcome
- Innovative dual mode of action with Diskus®-powder inhaler
- Market launch in Fall 2000

SCHWARZ PHARMA Germany has acquired the exclusive marketing rights for an innovative drug combination with the active ingredients salmeterol and fluticason for the regular treatment of asthma. Glaxo Wellcome will supply SCHWARZ PHARMA with the finished drug. SCHWARZ PHARMA is to launch this ultra-modern drug, that fights the causes and checks the symptoms of bronchial asthma, in the fall of this year. The partners made this announcement following signing of the contract.

"We are on course for growth in Germany", said Georg Noweski, CEO of SCHWARZ PHARMA Deutschland GmbH. "Following the migraine drug NARAMIG®, this is now the second innovative and promising drug for which we have received the marketing rights from our partner Glaxo Wellcome. I am confident that it will become one of SCHWARZ PHARMA Deutschland's best-selling products."

The new drug combination unites two modes of action with established values in the treatment of asthma. The β_2-mimic salmeterol sustains dilation of the bronchial tubes and the slow-acting fluticason inhibits the underlying inflammation of the bronchial mucus membranes. The combination of these two modes of action makes treatment easier for the patient and simultaneously leads to better therapeutic results. Alongside the anti-histamine agent ZOLIM® (mizolastin) launched last year, this innovation is the second major drug launch in the area of allergies/ respiratory for SCHWARZ PHARMA.

The combination product is approved for the regular treatment of bronchial asthma. It is one of the latest treatments recommended by the German Asthma League. A modern Diskus® powder inhaler allows the application of a constant dosage of active ingredient, regardless of the volume of air intake. The drug combination has demonstrated good efficacy and tolerance in clinical trials. It reduces the number of asthma drugs required

and the frequency of application. It not only improves quality of life, but also means lower costs for the treatment of asthma. More than four million people suffer from asthma in Germany.

SCHWARZ PHARMA DEUTSCHLAND GMBH is an affiliate of SCHWARZ PHARMA AG with headquarters in Monheim, Germany. For 1999 the Group reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

German Glaxo Wellcome GmbH & Co. is a member of the Glaxo Wellcome Group with around 60,000 employees and sales in more than 150 countries and is one of the world's leading pharmaceutical research companies. Every sixth employee from Glaxo Wellcome works in the area of Research & Development; it spends around DM 3.3 billion on research every year. Glaxo Wellcome concentrates on the therapeutic areas: respiratory tracts, bacterial and viral infections, gastro-intestinal indications, migraine and epilepsy, dermatology, cardiovascular system and anesthesia.
Your contact persons for queries:

Judith Kramer	Astrid Forster
Phone: +49 - (0)40/41523-103	Phone: +49 - (0)40/41523-863
Fax: +49 - (0)40/41523-975	Fax: +49 - (0)040/41523-975

This press release may contain forward-looking statements. Forward-looking statements provide SCHWARZ PHARMA's current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, sales and earnings projections, and other statements regarding matters that are not historical facts. SCHWARZ PHARMA's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Furthermore, SCHWARZ PHARMA does not intend (and it is not obligated) to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

News

02 FEB 13 AM 8:07

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

July 27, 2000

SCHWARZ PHARMA's interim report exceeds expectations

- Sales +2.9%
- Net Profit DM 38.9m; DM 1.77/Euro 0.90 per share
- Development pipeline on progress

Development of the Schwarz Pharma Group in the first half year exceeded expectations: Consolidated sales rose by 2.9% to DM 715.5 million. Adjusting for currency effects, sales resulting from the divestiture of ISIS Group and taking into account the acquisition of CEPA in Spain, the increase was 4.3%. Excluding the one-time impact of the divestiture in 1999, earnings are at the same level as last year.

"We will attain sales at least equal to the previous year instead of the 5-7% drop in sales as previously forecasted," said Patrick Schwarz-Schütte, CEO of SCHWARZ PHARMA AG when presenting the interim report. "Overall we expect a better net income than in 1999, given the positive development of sales in the first half of 2000 and the introduction of new products. This increase comes in spite of the considerable rise in research and development expense."

Sales on the European market increased by 18.9% to DM 250.6 million. This growth was due to our subsidiaries in Spain, Poland and Italy. Sales of the German marketing affiliate are being positively influenced by the newly launched products PROVAS® (valsartan) and NARAMIG® (naratriptan). In addition, the hay fever product ZOLIM® (mizolastin) is developing even better than planned. However, the overall sales level of the German affiliate fell, because of the lack of ISIS Group sales by 4.7% to DM 188.9 million.

In the U.S., SCHWARZ PHARMA equalled its 1999 level with sales of DM 207.3 million and, therefore, developed better than expected. In addition to the successful development of the cardiovascular product UNIVASC®/UNIRETIC® (moexipril), the newly launched VERELAN PM® (verapamil HCL) showed positive sales development. SCHWARZ

PHARMA sales in Asia rose considerably and reached a level of DM 10.6 million (1999: DM 5.5 million).

Earnings for the first half of 2000 are below the figure for last year. However, 1999 earnings include the proceeds from the divestiture of the ISIS-PUREN Group on June 15, 1999. Excluding the one-time impact of the divestiture, earnings in 2000 are at the same level as last year. Overall earnings development is exceeding the company's expectations.

Cost of goods sold rose compared to the first half of 1999 by 14.5% to DM 295.7 million as a result of product mix and exchange rate influences. The percent increase in selling, general and administration expense (+1.6%) was considerably lower than the overall percentage increase in sales. SCHWARZ PHARMA increased research and development expense in line with the budget by 40.3% to DM 69.6 million. The earnings before tax and minority interest fell to DM 57.7 million. With a tax rate just under 33%, earnings for the half year after tax are DM 38.9 million or DM 1.77/Euro 0.90 per share.

Net cash of DM 95.3 million (+12.8%) from operating activities considerably exceeded the net cash used in investing activities. A total of DM 49.9 million was invested in intangible assets (product rights), property, plant and equipment (production in USA and Ireland), and financial assets (DTI investment). The remaining cash inflows and part of the cash and cash equivalents were used to reduce the net debt. The equity ratio rose to 58.7% (previously 56.4%).

Since May, SCHWARZ PHARMA'S development centers in Germany and in the U.S. have operated as a worldwide group under the name "SCHWARZ BIOSCIENCES". All development activities, all projects and the entire know-how in research and development and the regulatory affairs of SCHWARZ PHARMA are concentrated in this new entity.
The U.S. research and development activities are concentrated in Research Triangle Park in North Carolina. This location, one of the four leading sites for pharmaceutical research, offers ideal conditions, attractive partners and high-caliber employees. A total of 40 staff will be working in the new development center by the end of this year.

SCHWARZ PHARMA'S development pipeline continues to offer an attractive sales and market potential. There are projects for growth deficiency, Parkinson's disease, Epilepsy, neuropathic pain, diabetic neuropathy, urinary incontinence, prostate cancer and arrhythmia. SCHWARZ PHARMA will also be launching other projects and cooperations primarily in the therapeutic areas of neurology, urology and cardiovascular diseases.

Key data from the Interim Report:

SCHWARZ PHARMA-Group *DMm US GAAP*	*Jan.-June 1999*	*Jan.-June 2000*	*Change in %*
Sales	695.2	715.5	2.9%
adjusted (by acquisition/divestiture/currency effects)			*+4.3%*
Research and development expense	49.6	69.6	+40.3%
Operating result	65.9	39.0	-40.8%
Income before taxes	248.8	57.7	-76.8%
Net income	127.5	38.9	-69.5%
Cash flow from Operating Activities	84.5	95.3	12.8%
Cash flow used by Investing Activities	92.6	-27.8	
Earnings per share (DM)	5.66	1.77	
Employees	3,240	3,268	0.9%

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. For 1999 the company reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

This press release may contain forward-looking statements. Forward-looking statements provide SCHWARZ PHARMA'S current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, sales and earnings projections, and other statements regarding matters that are not historical facts. SCHWARZ PHARMA'S performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Furthermore, SCHWARZ PHARMA does not intend (and it is not obligated) to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

News

02 FEB 13 AM 8:18

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-mail antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
D-40789 Monheim
Internet: www.schwarzpharma.com

May 24, 2000

SCHWARZ PHARMA ITALY to market CLIVARINA

- Cardiovascular Indications
- High effectiveness in the prevention and treatment of deep venous thrombosis
- Exclusive license from Knoll (BASF Pharma)

SCHWARZ PHARMA's Italian affiliate and Knoll AG have signed a license and supply agreement with regards to CLIVARINA (reviparine sodium). CLIVARINA is a second-generation low molecular weight heparin developed by BASF Pharma with expected peak sales of DM 20 million in Italy, Vatican State and San Marino. The product will be launched at the end of year 2000.

"This acquisition further strengthens SCHWARZ PHARMA's already solid position in the Italian angiological and vascular markets," as said by Dr. Thomas Richter, Chief Executive of the Milan based SCHWARZ PHARMA affiliate. "This position is further enhanced by the fact that low molecular weight heparins recently obtained full-reimbursement status for the prevention and treatment of deep venous thrombosis in Italy."

SCHWARZ PHARMA received the exclusive Italian license to market, promote, distribute and sell CLIVARINA. BASF Pharma will manufacture the drug substance and the final product. As a low molecular weight heparin (LMWH) CLIVARINA is superior to unfractionated heparins (UFH) due to its very high efficacy in addition to allowing shorter hospitalization stays and having an improved safety profile. The market development for LMWH's is expected to

successfully compete with the UFH's by significantly increasing its size in the years to come.

SCHWARZ PHARMA S.P.A., Milan, Italy is an affiliate of SCHWARZ PHARMA, which reported a sales increase of 31% to DM90m in 1999. SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. For 1999 the Group reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Europe, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web sites: www.schwarzpharma.com and www.schwarzpharma.it

BASF Pharma represents the global pharmaceutical operations of BASF Aktiengesellschaft, Germany. BASF Pharma achieved sales worth Euro 2.483 billion in 1999, an increase of 19 percent over the preceding year (equals 9 percent on a comparable basis). BASF Pharma has a global workforce of around 12,200. Knoll AG in Ludwigshafen is the largest operation of BASF Pharma.
For more information, please refer to our web-site: www.knoll.de

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-mail antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
D-40789 Monheim
Internet: www.schwarzpharma.com

May 10, 2000

New Supervisory Board Chairman for SCHWARZ PHARMA

- Dr. Hans-Dietrich Winkhaus is new Chairman

At today's Annual Meeting of Shareholders, Rolf Schwarz-Schütte, Supervisory Board Chairman of SCHWARZ PHARMA AG, announced that the Supervisory Board had elected, from among its members, Dr. Hans-Dietrich Winkhaus as the new Chairman with effect from May 11. Also elected from among its members was Ernst Friedlaender as Vice Chairman. Thus, Rolf Schwarz-Schütte chaired the Annual Meeting of Shareholders of SCHWARZ PHARMA AG today for the last time; nevertheless, he will continue to be an ordinary member of the Supervisory Board.

"I am pleased to pass on this job to someone younger," said Rolf Schwarz-Schütte at the Annual Meeting of Shareholders, "and to know that our company is in safe hands."

Dr. Hans-Dietrich Winkhaus has been a member of the Supervisory Board of SCHWARZ PHARMA AG since June 5, 1998 and Vice Chairman since June 15, 1999. Ernst Friedlaender has been a member of the Supervisory Board since 1990. Rolf Schwarz-Schütte is the first Chairman of the SCHWARZ PHARMA AG Supervisory Board and has been in office since 1988.

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. For 1999 the company reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

May 10, 2000

SCHWARZ PHARMA to increase Research and Development expenditures

- 1st Quarter Report 2000 presented at today's Annual Meeting of Shareholders: Sales level maintained, net income DM 13.9 million

The 1st Quarter Report 2000 will be presented at today's Annual Meeting of Shareholders. Income statement, balance sheet and cash flow statements are shown in detail for the first time.

As already reported, sales of the SCHWARZ PHARMA Group in the period from January to March reached the level of the previous year with DM 325.8 million (1999: DM 326.2 million) and, therefore, were better than expected. Taking account of the divestiture of the ISIS Group in June 1999 and of CEPA, the Spanish subsidiary acquired in April 1999, sales grew by 2.0%. Effects of the exchange rate of the U.S. dollar had a positive influence on sales performance. Adjusted sales fell by 4.5%.

In Germany, after allowing for the divestiture of the ISIS Group, sales rose by 2.2% to DM 104.3 million. The sales volume on international markets of the SCHWARZ PHARMA Group was DM 221.5 million in total (+12.7%, 1999: DM 196.6 million). SCHWARZ PHARMA increased sales in Europe by 33.1% to DM 121.8 million. The contribution to sales made by Spain of DM 21.1 million was better than expected. Other growth markets were Italy and Poland. SCHWARZ PHARMA sales in the U.S. were DM 94.9 million. The fall in sales by 7.7% was caused, as expected, by the cardiovascular product VERELAN® (Verapamil) that has been exposed to pressure on prices from generics since the second half of 1999. Sales in Asia were DM 4.8 million (1999: DM 2.3 million).

Net income for the first quarter of 2000 was DM 13.9 million and was lower than the level for the previous year by 42.8%. This was largely due to two circumstances: The research and development activities already commenced in the 1999 fiscal year continued in the first quarter of 2000. This raised expenditures by 55% to DM 30.6 million. Moreover, the lack of the former contribution to income from the ISIS Group following its divestiture in June 1999 was felt.
Overall, operating result fell by 52.5% to DM 19.4 million (1999: DM 40.8 million). Consequently, the income before income tax fell to DM 19.8 million (-50.7%; 1999: DM 40.2 million). After allowing for an overall tax ratio of around 30%, net income was DM 13.9 million in 1999 after DM 24.3 million (-42.8%) in the same period of the previous year.

The cost-cutting program launched in 1999 was already showing effects by the first quarter of 2000: Administrative costs fell by 3.5% to DM 27 million and selling expense in relation to sales fell to 33%. In the second half of 1999, this expense ratio was around 35%.

Cash flow from operating activities of DM 30.5 million covered the cash flow used by investing activities. The balance sheet total rose overall by 3.1% compared to December 31, 1999. The equity ratio improved slightly from 56.4% to 56.6%.

"I am pleased to present to you today "SCHWARZ BioSciences" – our drug development center in the "Research Triangle Park" in North Carolina/USA. This one of the leading research centers in the U.S. and is offering ideal conditions, attractive partners and first-class personnel", said Patrick Schwarz-Schütte, Chairman of the Executive Board SCHWARZ PHARMA AG, in his speech on the latest development at SCHWARZ PHARMA to the Annual Meeting of Shareholders. "Our research centers in Germany and U.S.A. will operate jointly under the shared name "SCHWARZ BioSciences" as a worldwide group. This is where all development activities, all projects and the entire know-how in research and development and regulatory affairs of SCHWARZ PHARMA will be concentrated."

The present development projects of the SCHWARZ PHARMA pipeline are progressing on schedule. The NUTROPIN Depot® was applied for filing in February. Accordingly the European approval procedures for the two growth hormone formulations NUTROPIN AQ® and NUTROPIN Depot® have been running since September 1999 and February 2000 respectively. The market launch date for both products is planned for the second half of 2001.
Research and development expenses will exceed the DM 200 million mark in 2000 as a result of ongoing projects and depending on the

conclusion of other research cooperations currently at the negotiating stage.

Key data from the Quarterly Report:

SCHWARZ PHARMA-Group *DMm US GAAP*	*Jan.-Mar. 1999*	*Jan.-Mar. 2000*	*Change in %*
Sales	326.2	325.8	-0.1%
adjusted by acquisition/divestiture			*+2.0%*
Research and development expense	19.7	30.6	+55.3%
Operating result	40.8	19.4	-52.5%
Income before taxes	40.2	19.8	-50.7%
Net income	24.3	13.9	-42.8%
Cash flow from Operating Activities	60.8	30.5	-49.8%
Cash flow used by Investing Activities	12.4	29.8	+140.3%
Earnings per share (DM)	1.08	0.62	-42.8%

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. For 1999 the company reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

News

02 FEB 13 AM 8: 10

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

SCHWARZ
PHARMA

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

March 30, 2000

Schwarz Pharma: "From Today`s Science to Tomorrow`s Medicines"

"The year 1999 was an eventful year for SCHWARZ PHARMA, "said Patrick Schwarz-Schuette, Chairman of the Executive Board of SCHWARZ PHARMA at today's balance sheet press conference. "We speeded up the transition process from a marketing-orientated company to an innovative pharmaceutical specialty company".

Schwarz Pharma acquired six new and innovative projects in 1999 strengthening the development pipeline. With the divestiture of ISIS-Group to Alpharma, Inc. USA SCHWARZ PHARMA sold its generic business in 1999. The Joint Venture with Madaus AG, HOYER-MADAUS started in spring 1999 and has already taken a leading position on the German urological market. Also in Spring 1999 SCHWARZ PHARMA took over CEPA SCHWARZ PHARMA S.L., Madrid and is now present on all European key markets.

SCHWARZ PHARMA now has an exciting CNS-pipeline that addresses the great areas of unmet medical need, namely Parkinson`s disease, epilepsy and neuropathic pain. CEP-701 from Cephalon, which is being developed for prostate cancer was added to the urology pipeline. In the traditional area of expertise, the cardiovascular area, a cooperation was started to develop a new treatment for cardiac arrhythmia. Finally, SCHWARZ PHARMA acquired the worldwide rights (excluding North America and Japan) for NUTROPIN AQ® and NUTROPIN DEPOT® (somatropin) the improved formulations of human Growth Hormone from Genentech, USA.

Development of initiated projects is as important as additions to the development pipeline. SCHWARZ PHARMA is making substantial progress in its development by moving all projects closer to the market.

"The significant increase in research and developing expenses by 30 percent to DM 150 million and particularly the high investment volume

of DM 227 million was financed by SCHWARZ PHARMA'S own resources," says Klaus Langer, Chief Financial Officer at SCHWARZ PHARMA AG. "We are generating sufficient liquid funds to finance the future growth."
SCHWARZ PHARMA sales rose by 3.6% to DM 1.38 billion. Growing sales of new patent-protected drugs compensated for declining sales of older established products. The sales volume of our new Spanish subsidiary helped to compensate for the missing sales from the divested generic business. Sales of the German subsidiary, adjusted for divestiture increased by 1.3%. Germany's share in total sales fell overall in 1999 from 40% to 35%. European sales rose by 25% and now make up 35% of total Schwarz Pharma Group sales. US business grew by 2.5% and contributed approximately 30% to Group total sales.

Consolidated net income for 1999 went down to DM 16 million. This distinct decrease by DM 102 million is due to the following factors: Gross profit fell by 10% to DM 805.9 million as a result of the changed product mix and pressure on prices. Selling expenses went up by 10% driven by higher marketing costs on the launch of VERLAN PM® (verapamil HCl) in the U.S. and by selling expenses of the Spanish affiliate. The rise in administrative expense by 8% reflects costs associated with the implementation of a cost-cutting program. The acquisition of new development projects led to a significant increase in reserach and development expense by 30% to DM 150 million.

Amortization of intangible assets remained stable at a level of DM 81 million. A one-time charge, asset impairment made in the U.S., reduced both the U.S. result and Group operating income by DM 85 million.

Profits of DM 178 million from the sale of the generic business were unable to compensate for these effects. With financial income remaining almost the same, the above effects reduced the pretax result by DM 71 million to DM 115 million. As a result of the non-tax-deductible asset impairment and the high tax liability on the proceeds from the generic business, the Group tax ratio rose to 87%, leaving consolidated net income at DM 16 million.

Proceeds of DM 248 million from the divested generic business are added to operating cash flow of DM 72 million. A cash surplus of DM 18 million remained after financing of investments, paying of dividends and purchasing of own shares. The volume of investments totaled DM 229 million. These investments, in addition to those in property, plant and equipment, were primarily used to acquire the Spanish subsidiary and the new drugs PROVAS® (valsartan) and

NARAMIG® (naratriptane) for the German market and the anti-allergic agent mizolastin for the British market.

The Executive and Supervisory Boards propose a dividend of 0,50 DM per share and a bonus of 1,50 DM per share.

Sales in the first quarter 2000 remained stable exceeding the expectations. Nevertheless, sales in the year 2000 are expected to decline by five to seven percent due to the divestiture of the generic business. The cost-cutting program implemented in 1999 is providing extra funds for research and development. In view of ongoing projects and depending on the outcome of research cooperations currently at the negotiating stage, research expenditure will exceed DM 200 million. This means that no reliable forecast of results can be made.

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Europe, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please visit our web site: www.schwarzpharma.com

SCHWARZ PHARMA Group

Income Statement		1996	1997	1998	1999
Net sales	DMk	1,195,295	1,272,405	1,333,179	1,380,588
Cost of sales	DMk	379,268	371,687	436,759	574,644
Gross margin	DMk	**816,027**	**900,718**	**896,420**	**805,944**
Selling expense	DMk	367,809	429,820	423,378	466,886
General and administrative expense	DMk	90,134	85,533	98,895	106,608
R&D expense	DMk	96,129	107,055	115,835	150,725
Depreciation and amortization	DMk	63,845	77,913	80,597	81,069
Other operating result	DMk	0	0	25,544	(58,979)
Operating income/(loss)	DMk	**198,110**	**200,397**	**203,259**	**(58,323)**
Other interest and similar income	DMk	4,794	4,147	5,717	8,127
Other interest and similar expense	DMk	18,635	16,058	12,952	16,440
Other income (expense) – net	DMk	(302)	13,903	(9,636)	181,662
Result of continuing operations, before income tax	DMk	**183,967**	**202,389**	**186,388**	**115,026**
Tax on income	DMk	81,961	86,042	68,862	100,302
Minority interest	DMk	0	(230)	(506)	(1,419)
Net income without minorities	DMk	**102,006**	**116,577**	**118,032**	**16,143**
From the Consolidated Balance Sheet					
Cash and cash equivalents	DMk	36,751	54,458	51,894	69,634
Other current assets	DMk	339,675	371,850	457,814	511,049
Property, plant and equipment	DMk	251,025	265,646	259,451	322,451
Goodwill and other intangible assets	DMk	716,487	703,576	780,585	663,375
Long-term investments and other assets	DMk	15,749	38,913	40,651	129,193
Short and long-term debt	DMk	310,123	232,119	312,444	340,023
Other current liabilities	DMk	184,255	197,744	251,894	324,191
Accruals and other long-term liabilities	DMk	69,437	73,187	59,611	74,600
Shareholders' equity	DMk	795,872	931,393	966,446	956,888
Total	DMk	**1,359,687**	**1,434,443**	**1,590,395**	**1,695,702**
From the Cash Flow Statement					
Cash flow from operating activities	DMk	152,844	215,347	171,941	71,709
Depreciation/amortization	DMk	94,370	120,342	120,062	122,698
Cash flow from investing activities	DMk	(272,508)	(77,276)	(220,405)	28,325
Investments	DMk	(289,073)	(88,837)	(262,931)	(226,802)
Cash flow from financing activities	DMk	34,295	(130,382)	46,952	(83,390)
Employees (annual average)	Persons	**3,155**	**3,066**	**3,101**	**3,283**
Ratios					
Return on sales	%	8.5	9.2	8.9	1.2
Return on average assets	%	8.0	8.3	7.8	1.0
Return on equity*	%	13.5	13.5	12.4	1.7
Equity ratio*	%	58.5	64.9	60.8	56.4
Earnings per share	DM	4.53	5.17	5.24	0.72
Cash flow per share**	DM	6.78	9.55	7.63	3.19
Dividend per share	DM	1.50	2.00	2.50	0.50+1.50

* referring to average equity ** cash flow from operations

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

March 23, 2000

SCHWARZ PHARMA to get two new Board Members

The Supervisory Board of SCHWARZ PHARMA AG has appointed Jürgen Baumann and Klaus Veitinger as board members. The company announced this following the Supervisory Board Meeting. Both board members are to assume their duties immediately.

As board member, Jürgen Baumann, Vice President Europe, will take over responsibility for Germany and for the Business Unit "Human Growth Hormone", in addition to his current duties. Jürgen Baumann (45) has been working for SCHWARZ PHARMA for 22 years. Before taking charge of Europe and the export business he hold several managerial positions in Corporate Development, Marketing and Business Development.

Dr. Klaus Veitinger, President and CEO of SCHWARZ PHARMA INC, USA, is to be the board member responsible for the U.S. business and the Asian markets as well as for International Marketing. Since 1996 Klaus Veitinger (38) has been working for SCHWARZ PHARMA in the USA as Vice President Corporate Development, and in 1998 he took over management of SCHWARZ PHARMA INC, USA. In his first five years with SCHWARZ PHARMA he worked in the area of Clinical Development and Strategic Planning.

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. For 1999 the company reported sales of DM1.38bn. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, Italy, Spain, France, Great Britain, Poland, North America and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 - 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

February 15, 2000
4rd Quarter Report:

SCHWARZ PHARMA to invest into R&D

- Sales up by 3.6 %
- Net profit as expected: 16mDM
- Increasing R&D expenses for pipeline extension

Sales of the SCHWARZ PHARMA Group rose by 3.6% to DM 1,380 million (1998: DM 1,333 million) from January to December 1999. Adjusted by the divestiture of ISIS Group in June 1999 and by the acquisition of the Spanish subsidiary CEPA acquired in April 1999, sales grew by 4.6%.

The German SCHWARZ PHARMA subsidiary increased its sales by one percent. After including the divested ISIS Group, sales on the German market went down by six percent compared to the previous year. The sales volume of the SCHWARZ PHARMA Group on international markets was DM 873 million in total (+10%). SCHWARZ PHARMA sales in the US remained unchanged at 30% of Group sales. The rise in sales slowed in the course of the fourth quarter to slightly more than two-percent. Sales on the European markets rose by almost twenty percent. Not only the subsidiary in Spain contributed to this growth, but also the subsidiaries in Italy and France. The international contribution to total sales went, therefore, from 60% in 1998 to around 63% in 1999.

Earnings 1999: Increasing R&D expenses and one-time effects
The effective extension of the development pipeline leads to a significant increase of the R&D budget. Therefore expenses on research and development in 1999 rose, also driven by the projects acquired in December, by 36%. As already explained in the report on the third quarter of 1999 the earnings before interests and taxes were depressed additionally by the following items: The profit contribution from the U.S. business was significant lower than 1998. This resulted not only from falling sales of high-margin products and high launch costs, but primarily from an asset impairment. Germany missed the earnings

contribution from the divested generic business in the second half of the year. Additional expenses were incurred for the market launches of the cardiovascular product PROVAS® and the CNS product NARAMIG®.

Proceeds from the sale of the generic business were not able to compensate for these effects. The earnings before interests and taxes went down as a result by 42% to DM 119 million. The pre-tax result fell by 38% to DM 115 million. As announced the result after tax was DM 16 million (1998: 118mDM), in particular because the asset impairment in the U.S. was not tax deductible.

Cash flow before interest and taxes (EBITDA) rose by just less than one percent to 327 million. The investments reached a volume of DM 227 million (1998: DM 263 million).

The Executive Board will propose an earnings-related dividend of DM 0.50 per share and a bonus dividend of DM 1.50 per share, thus a total of DM 2.00 per share. As a result, shareholders are to share in the proceeds from the sale of the generic business.

In relation to conditions on the market and under the authority granted by the Meeting of Shareholders on May 19, 1999, SCHWARZ PHARMA has reacquired 546,000 SCHWARZ PHARMA shares on the stock exchange. This share buy-back program expired on December 31, 1999. SCHWARZ PHARMA AG will keep the shares acquired in its own stocks.

The development pipeline includes nine projects:
In December 1999 the innovative substance Harkoseride for the treatment of both epilepsy and neuropathic pain in the field of Central nervous systems was added to the pipeline. SCHWARZ PHARMA holds the worldwide development and marketing rights for the treatment of Parkinson's disease by the Parkinson's patch. In December 1999 SCHWARZ PHARMA acquired the exclusive development and marketing rights for Europe for an innovative substance to treat prostate cancer. Furthermore, SCHWARZ PHARMA is developing a drug in-house against urinary incontinence.
Also in December a cooperation started in the therapeutic area of the cardiovascular system to develop an innovative substance based on an already familiar active ingredient called Amiodarone.
SCHWARZ PHARMA filed the growth hormone formulations NUTROPIN AQ® and NUTROPIN Depot® in September 1999 and February 2000 respectively. The "C-Peptide" project is progressing on schedule. The first studies on diabetes mellitus patients are to be finalized this year.

In January, collaboration started with the pharma-ceutical company Schering AG, Berlin. The aim is to develop a patch for gynecological

indications for Schering, based on a SCHWARZ PHARMA nitrate patch (DEPONIT®/glyceryl trinitrate). SCHWARZ PHARMA's main contribution is its expertise in patch technology.

SCHWARZ PHARMA Group *DM in millions US GAAP*	*Jan.-Dec. 1998*	*Jan.-Dec. 1999*	*Change in %*
Sales	1,333.2	1,380.6	+3.6%
Adjusted for divestiture and acquisition			*+4.6%*
- Domestic	538.7	507.3	-5.8%
- International	794.5	873.3	+9.9%
Operating Result (EBIT)	204.9	119.0	-41.9%
Profit before tax	186.4	115.0	-38.3%
Profit after tax	118.0	16.1	-86.4%
Cash flow before interests and taxes (EBITDA)	325.0	327.1	+0.6%
Investments	262.9	227.0	-15.1%
Earnings per Share (DM)	5.24	0.72	-86.3%
Dividend per Share (DM)	2.50	2.00	-20.0%
Note: preliminary, unaudited figures			

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. Concentrating on the therapeutic areas of the central nervous system, the cardiovascular system and urology SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, the USA, Italy, Spain, France, Great Britain, Poland, and China. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

News

02 FEB 13 AM 0:10

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

February 2, 2000

Preliminary sales figures for 1999:

SCHWARZ PHARMA achieves sales targets and fills development pipeline

- Sales growth for 1999 up by 3.4% to DM 1.38 billion
- Four new development projects fortify pipeline

SCHWARZ PHARMA 1999 sales increased to DM 1.378 billion from DM 1.333 billion in 1998. This represents a rise of 3.4 percent. Taking into account the sale of the ISIS Group in June 1999 and allowing for the Spanish subsidiary CEPA acquired in April 1999, effective sales growth was 4.5 percent. Favorable exchange rates, in particular the strong U.S. dollar, contributed DM 14 million to the rise in sales.

The growth in sales was generated by the European markets, led primarily by Italy and Spain. Consequently, European sales now account for one third of Group sales compared to 29 percent in 1998. Sales in Germany (excluding the ISIS Group), with an increase of one percent, resulted in the reduction of Germany's contribution from 40 percent in 1998 to approximately 35 percent of Group sales. Due to a very strong fourth quarter of 1998, the U.S. was not able to maintain its rate of growth during the whole year. The overall increase in sales by SCHWARZ PHARMA in the U. S. in 1999 was three percent, representing an unchanged share of total sales of around 30 percent (1998: 29.6%).

The preliminary report of the 4th quarter results will be announced on February 15, 2000. The balance sheet press conference will take place on March 30, 2000.

SCHWARZ PHARMA successfully completed negotiations on four contracts in December 1999. The extended development pipeline was presented at an Analysts' Conference in January:

Completing the development and commercialization of Harkoseride (ADD 234037) SCHWARZ PHARMA has acquired the rights for a novel drug in the area of central nervous system (CNS) diseases and neuropathic pain. The drug is currently in Phase II clinical trials for epilepsy. SCHWARZ PHARMA acquired worldwide rights with the exception of Japan from Harris FRC, (USA).

SCHWARZ PHARMA and ARYx Therapeutics Inc. (USA) entered into a collaboration to develop an innovative approach to drug design. The companies will focus on developing a new, reverse-engineered compound based on the well-known antiarrhythmic amiodarone. SCHWARZ PHARMA received the worldwide rights to ARYx's lead family of proprietary compounds and further ARYx inventions potentially effective for cardiac arrhythmia.

SCHWARZ PHARMA and Cephalon, Inc. (USA) signed a collaboration agreement on the development and marketing of a new drug for the treatment of prostate cancer. SCHWARZ PHARMA acquires from Cephalon the development and marketing rights for Europe and other countries outside the U.S., Asia and Japan. The orally administered drug will be developed to treat hormone dependent and independent prostate cancer. Phase II trials will start in 2000.

SCHWARZ PHARMA and Discovery Therapeutics Inc., Richmond Virginia (USA), announced that they are expanding their 1998 collaboration for the Parkinson transdermal patch (SPM-962) to include Japan. SCHWARZ PHARMA now holds the worldwide development and marketing rights to this promising product in the field of central nervous system diseases for the treatment of Morbis Parkinson. Results of phase II studies will be published by the end of 2000.

SCHWARZ PHARMA AG has its headquarters in Monheim, Germany. The company expects global sales of DM 1.37 billion in 1999. SCHWARZ PHARMA develops and markets innovative drugs for unmet medical needs. The company has a strong international presence with subsidiaries in Germany, the USA, Italy, Spain, France, Great Britain, Poland, and China. Furthermore, licensing agreements for SCHWARZ PHARMA products exist in 50 other countries. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866